Original

As filed with the Securities and Exchange Commission on February 28, 2002
Commission File Number 24-4424

02024052

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT 2 TO
FORM 1-A
REGULATION A OFFERING STATEMENT
Under
The Securities Act of 1933

PRIVATE INVESTOR RESERVES CORPORATION

Esparante Building
222 Lakeview Avenue 18th Floor #3
West Palm Beach, FL 33401
(561) 802-4167
(Corporate Office)

James A. Brown
c/o Morris C. Brown
Greenberg Traurig
777 South Flagler Drive
Third Floor East
West Palm Beach, FL 33401

Delaware	6141	52-2187066
(State or other jurisdictions of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number

---

Approximate date of commencement of proposed sale to public: As soon as practicable after the Regulation A Offering Statement becomes effective.

PART I - NOTIFICATION

Item 1. Significant Parties

(a) Directors -

Carson H. Powers
Residential Address:
35 Beeholm Road
Redding, CT 06896

Business Address:
Same

David M. Jennings
Residential Address:
220 Australian Ave.
Palm Beach FL 33480

Business Address:
Same

Christopher C. Flaesch
Residential Address:
7841 Oracle Place
Potomac, MD 20854

Business Address:
Same

(b) Officers -

David M. Jennings
Residential Address:
220 Australian Ave.
Palm Beach FL 33480

Business Address:
Same

Carson H. Powers
Residential Address:
35 Beeholm Road
Redding, CT 06896

Business Address:
Same

James A. Brown
Residential Address:
6162 Via Venetia North
Delray Beach, FL 33484-6438

Business Address:
Same

(c) – General partners
Not Applicable

(d) Record owners of 5 percent or more of any class of the issuer's equity securities:

Carson H. Powers
Residential Address:
35 Beeholm Road
Redding, CT 06896

Business Address:
Same

South Ocean LLC
Business Address:
220 Australian Ave.
Palm Beach FL 33480

Jeanne F. Jennings
Residential Address:
2330 South Ocean Blvd.
Palm Beach FL 33480

Business Address:
Same

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Carson H. Powers
Residential Address:
35 Beeholm Road
Redding, CT 06896

Business Address:
Same

David M. Jennings

Residential Address:
220 Australian Ave.
Palm Beach FL 33480

Business Address:
Same

(f) Promoters –

Carson H. Powers

Residential Address:
35 Beeholm Road
Redding, CT 06896

Business Address:
Same

David M. Jennings

Residential Address:
220 Australian Ave.
Palm Beach FL 33480

Business Address:
Same

(g) Affiliates of the Issuer -

South Ocean LLC
220 Australian Ave.
Palm Beach, FL 33480

Private Investor Reserves, LLC
35 Beeholm Road
Redding, CT 06896

(h) Counsel to the Issuer with respect to the proposed offering
Jody M. Walker
Attorney At Law
7841 South Garfield Way
Littleton, CO 80122
Telephone: (303) 850-7637
Facsimile: (303) 220-9902

(i) Name and address of each underwriter
Not Applicable

(j) Underwriter's directors
Not Applicable

(k) Underwriter's officers
Not Applicable

(l) Underwriter's general partners
Not Applicable

(m) Counsel to the underwriter
Not Applicable

Item 2. Application of Rule 262

(a) None of the individuals or entities identified pursuant to Item 1 are subject to any disability described in Rule 262.

(b) Not Applicable

Item 3. Affiliate Sales.

The issuer has not had a net income from operations, of the character in which the issuer intends to engage, for at least one of the last two fiscal years.

Item 4. Jurisdictions in which Securities are to be offered

(a) Not applicable

(b) The securities are to be offered by Private Investors Reserve Corp.

PIRC shall register and offer its securities in any and all of the fifty states unless prohibited by state or local law. We will initially register and offer these securities in the state of Florida, Massachusetts, New York, New Jersey and Illinois.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a)

Name	Title and Amount	Aggregate Offering Price
Jeanne F. Jennings	Warrants to purchase 69,824 common shares at $1.875 per common shares	$50.00
	Convertible 12% Promissory Notes	$209,471*

*These promissory notes were subsequently converted (in June 2001) into 929,868 common shares

James River	Convertible 6% Note	$150,000

The note is $150,000 senior, and is secured by the assets of PIRC. The note is convertible, at a conversion price of $.25 per share. The note bears interest at 6%, and is due on January 1, 2002.

(b) Not applicable

(c) These securities were issued to sophisticated investors pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

Item 6. Other Present or Proposed Offerings

None

Item 7. Marketing Arrangements

(a) Not Applicable

Item 8. Relationship with Issuer of Experts Named in Offering Statement

(a) Not Applicable

Item 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 has been used prior to the filing of this notification.

PART II
OFFERING CIRCULAR

Private Investor Reserves Corp.
(A Delaware corporation)

Minimum Offering Amount - $250,000 or 50,000 Common Shares
Maximum Offering Amount - $5,000,000 or 1,000,000 Common Shares
at the purchase price of $5.00 per Common Share

There is a minimum investment of $5,000 for 1,000 common shares.

PIRC functions as a consumer finance company, targeting owners of mutual funds who do not have a broker margin account. These owners represent 98% of all mutual fund investors. We provide an automated transaction platform, which allows the average, middle net-worth investor to borrow, using their mutual fund shares as collateral, and avoiding redemption for cash needs. We provide these services through our patent pending LoanBuilder™ product via MutuaLoan.com™ for consumers and MutuaLoan.net for professional loan representatives. The LoanBuilder™ platform also functions as a private-label outsourced solution for other financial service entities to facilitate loans on mutual funds, which are then processed and serviced by PIRC.

We are in the initial stages of operations and have received minimal revenue.

No public market currently exists for our common shares.

The offering shall commence upon qualification of this offering statement.

These securities involve a high degree of risk. See RISK FACTORS.

Offering Price[1]		
Minimum offering	$5.00	$ 250,000
Maximum offering	$5.00	$5,000,000
Commission		
Minimum offering	$ .50	$ 25,000
Maximum offering	$ .50	$ 500,000
Proceeds to PIRC		
Minimum offering[2]	$ 4.50	$ 225,000
Maximum offering	$ 4.50	$4,500,000

[1]Our employees, officers, and directors are offering the common shares on a self-underwritten offering on a minimum-maximum basis.

*If the offering is conducted through a National Association of Securities Dealers, Inc. member firm, standard NASD commissions will be paid.

[2]The minimum proceeds of $250,000 will be deposited in an escrow at Presidential Bank, Bethesda, MD. If the minimum $250,000 offering amount is not deposited by June 30, 2003, the proceeds will be returned promptly to the subscribers with interest and without deduction.

These securities have not been registered with or approved or disapproved by the United States Securities and Exchange Commission nor any state regulatory body, nor has either passed upon the accuracy or adequacy of this memorandum. Any representation to the contrary is a criminal offense.

Limited State Registration We will initially offer these securities in the state of Florida, Massachusetts, New York, New Jersey and Illinois. Purchasers in this offering and in any subsequent trading market must be residents of these states. We may offer the securities in additional states, yet to be determined.

TABLE OF CONTENTS

SUMMARY

The following summary contains basic information about this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we have referred you to.

Corporate History

Private Investor Reserves Corp. was incorporated on August 4, 1999 as a Delaware Corporation.

PIRC's principal executive offices are located at 222 Lakeview Avenue, 18th Floor, #3. Our telephone number is 561-802-4167. -The offices are 1200 square feet and are leased for one year with 2 one-year options at 8% annual base rent increase. The lease amount is an annual rent of $31,200 or $2,600 per month.

Operations

PIRC will function as a consumer finance company, targeting owners of mutual funds who do not have a broker margin account. These owners represent 98% of all mutual fund investors. We will provide an automated transaction platform, which allows the average, middle net-worth investor to borrow, using their mutual fund shares as collateral, and avoiding redemption for cash needs.

We will provide these services through our patent pending LoanBuilder™ platform via MutuaLoan.com™ for consumers and MutuaLoan.net for professional loan representatives. The LoanBuilder™ platform also functions as a private-label solution for other financial service entities to facilitate loans on mutual funds, which will then be processed and serviced by PIRC.

We will deliver a simple, efficient and automated web-based method to borrow against the mutual fund shares. Both the interest rates and the advance ratios are determined by the quality of the collateral offered. Unlike a broker-dealer margin account, PIRC will lend up to 90% of the value of the collateral. There will be no credit check. The consumer, or a MutuaLoan intermediary representative, can design a custom loan, receive instant approval, and funding within days.

Outstanding Common Shares

There are presently outstanding 4,181,868 common shares and no Series A convertible preferred shares. PIRC has warrants outstanding to purchase an additional 69,824 common shares at $1.875 per common shares. An additional 1,000,000 common shares could be outstanding upon completion of this offering if all of the common shares are sold.

The Offering

PIRC is offering for sale a minimum of 50,000 common shares and up to 1,000,000 common shares at the purchase price of $5.00 per common share for an aggregate-offering amount of $5,000,000. There is a minimum purchase of 1,000 common shares or $5,000 and a minimum-offering amount of $250,000.

Officers and directors will not be permitted to purchase common shares in order to reach the minimum offering amount.

Arbitrary Determination Of Offering Price

We arbitrarily determined the aggregate offering price and number of the common shares based on our financial needs.

Plan of Distribution

The offering of the common shares will be made on a self-underwritten basis by our officers, directors, and employees. No officer or director will receive commission or other offering remuneration. The officers and directors who will participate in the selling efforts are David Jennings, Carson Powers and James Brown. These officers and directors will be relying on the safe harbor in Rule 3a4-1 of the Securities Exchange Act of 1934 to sell our securities.

There is a minimum offering amount of $250,000 and an escrow account for same. After the break of escrow, any and all offering proceeds will be deposited directly into the operating account of PIRC.

There is no public market for our securities. Your purchase of the common shares should be considered speculative and your purchase should be made only for long-term investment.

Use of Proceeds We will use the net proceeds of the offering for:

Advertising	$ 1,150,000
Marketing	450,000
Salary and Benefits	564,000
Accounts Payable	331,714
Capital Expenditures	138,293
Legal Fees	100,000
Working Capital	1,665,993
Net Proceeds	$ 4,400,000

We will use the net proceeds of the maximum offering over the next twelve months.

Access to Information We will afford prospective investors the opportunity to ask questions concerning the terms of this offering. We will also provide any additional information that we have in our possession or which we can acquire without unreasonable effort or expense that is necessary to verify the accuracy of any information set forth in this offering circular and its exhibits.

RISK FACTORS

(1) We are not registering the securities under the Securities Act of 1933 or any other state securities laws. You may not be able to sell the securities without limitations outside of your state of residence.

We will issue the common shares without restrictive legend, but the common shares may be deemed restricted securities in states that do not allow limited offerings under Regulation A of non-legended stock. The common shares may be treated as restricted in that state unless they are subsequently registered under the Act and registered or qualified under applicable state securities laws or unless exemptions from the registration and qualification requirements of such statutes are available. Accordingly, you may not be able to liquidate your investment in the common shares outside of the state of your residence, and you should be prepared to hold the common shares for an indefinite period of time and you should be able to withstand a total loss of your investment.

(2) We do not meet the requirements for our stock to be quoted on NASDAQ and the tradability in our stock will be limited under the penny stock regulation.

We are currently subject to the requirements of the penny stock rules. If the trading price of our common stock is less than $5.00 per share, trading in the common stock would be subject to the requirements of Rule 15g-9 under the Exchange Act. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a penny stock, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. Such requirements severely limit the liquidity of the common stock in the secondary market because few broker or dealers are likely to undertake such compliance activities. Generally, the term penny stock refers to a stock with a market price of less than $5.00 per share.

(3) If our common has no active trading market, you may not be able to sell your common shares at all.

Our common shares will not have an active trading market. We cannot assure you a trading market will ever develop. If no market develops, you may not be able to sell your common shares easily, if at all.

(4) We have a limited operating history and need to develop recurring revenue to successfully continue operations.

As of September 30, 2001, we had an accumulated deficit of $1,799,901 and no revenue. To date, we have not generated any significant revenue. We are a development stage company and need the proceeds of this offering to begin full scale commercial operations and to generate significant revenue.

We are a development company and must:

- implement and successfully execute our business strategy;
- maintain technology necessary to support operations;
- utilize our Web site to support our customers;
- provide superior customer service;
- respond to competitive development;
- attract, retain and motivate qualified personnel; and
- meet the expectations of our strategic partners.

We cannot assure you that we will be successful in addressing such risks, and our failure to do so could have a material negative effect our business, prospects, financial condition and results of operations.

(5) As of the September 30, 2001, we have no cash or current assets of any kind. Without the proceeds of this offering, we cannot conduct full scale operations. You may lose your entire investment.

We do not have any cash or current assets with which to conduct full scale operations. Although we have received minimal revenues, we need the proceeds of this offering to promote our operations to generate significant revenues. We may never achieve profitable operations and you may lose your entire investment.

(6) Our auditors have expressed a going concern issue that notes our need for capital and/or revenues to survive as a business. You may lose your entire investment.

Our auditors have expressed reservations concerning our ability to continue as a going concern. We have not yet received any revenues from the sale of our licensed products and will continue to incur losses. You may lose your entire investment.

(7) We have a stockholders' deficit that will continue even after the minimum offering.

As of September 30, 2001, we had a stockholders' deficit of $(474,330). We will still have a stockholders' deficit after reaching the minimum offering amount. You may lose your entire investment.

(8) Our ability to make loans on securities is governed by the Federal and state government and their policy committee. Any changes could affect our ability to offer our products and we may not be able to obtain profitable operations. You may lose your entire investment.

Any changes to Federal Regulations T, U or X may affect our ability to offer the current product and may cause us to have to effect changes to our product in order to continue to offer it. Additionally, we will seek state licenses as required. We may not be able to obtain profitable operations if we cannot adapt our product to federal regulations changes or obtain required state licenses. You may lose your entire investment.

(9) We may have to access secondary markets for our wholesale money to lend consumers if we grow very quickly. We may not be able to obtain the necessary funding and obtain profitable operations. You may lose your entire investment.

If we grow quickly, we may have to access secondary markets for our wholesale money needed to lend to consumers. This would require a rating from Moodys that we do not have at this time. It would also require specific corporate expertise. Our CEO and one of our advisory board members have a collective 40 years of experience in these markets. However, we may not be able to obtain the necessary funding to expand and may not become profitable. You may lose your entire investment.

PRIVATE INVESTOR RESERVES CORP.

PIRC will function as a consumer finance company. We will provide an automated transaction platform, which will allow the average investor to borrow against their mutual fund shares and avoid redemption for cash needs. We will provide these services through our patent pending LoanBuilder™ platform via MutuaLoan.com™ for consumers and MutuaLoan.net™ for professional loan representatives. The LoanBuilder™ platform also functions as a private-label solution for other financial service entities to facilitate loans on mutual funds, which will then be processed and serviced by PIRC.

We will deliver a simple automated web-based method to borrow against the mutual fund shares. This method is a web site loan design template that allows the investor to input their multiple mutual fund shareholders and receive a quoted loan that varies, depending on the type and amount of mutual fund shares. Both the interest rates and the advance ratios are determined by the quality of the collateral offered. Unlike a broker-dealer margin account, PIRC will be able to lend up to 90% of the value of the collateral. There will be no credit check. The consumer, or a MutuaLoan rep, can design a custom loan; receive instant approval, and funding within days.

We are structured as a consumer finance company and will obtain state-by-state licenses as required. We are not currently licensed in any state and intend to get licensed in every state. Initially, we can operate through a FDIC bank in the first year and licenses will not be required yet. We will establish multiple contractual relationships known as custody platforms with selected trust companies and banks, which hold the collateral in the consumer's name. To date, other than the agreement with Presidential Bank desribed below, we have not entered into any agreement or negotiations, preliminary or otherwise with selected trust companies and banks. Having multiple relationships speeds the funding cycle for the consumer by allowing the pledged fund shares to be transferred as quickly as possible. Two such platforms have already been established. The loan transaction is governed by a tri-party agreement that affords our sole discretion with respect to the liquidation of the collateral. Projections for bad debt allowances are extremely minimal and do not constitute a material risk.

Back-end processing of the loan accounts has been outsourced to Presidential Bank of Bethesda, MD. Under the licensing and agency agreement entered into on December 17, 2001, President will:

- make securities loans
- concurrently hold, as custodian, mutual fund shares, other securities and other assets, as collateral for these loans, and
- provide deposit accounts and other ancillary banking services.

Presidential will charge loan fees to the consumer of 1.0% of the first $25,000 of the loan principal amount and .50% of the principal amount in excess of $25,000.

PIRC shall receive monthly payments from Presidential of the difference in percent per annum (if positive), between the average interest rate on Presidential's outstanding loan portfolio originated through PIRC's efforts and the prime interest rate determined under the terms of the respective notes. In additional, PIRC shall be entitled to an application process fee payable by Presidential equal to $175 for each loan funded by Presidential through the efforts of PIRC.

The agreement with Presidential can be terminated by either party upon ninety days' written notice.

We also will utilize, as a back-up information system, a highly scaleable investment accounting system designed specifically for the financial services industry and in use, in its original form, since 1987. This system have been integrated with our patent pending LoanBuilder module and other loan accounting features thereby giving us a wholly owned, proprietary, end-to-end system. This system, in turn, is integrated with our custody service and web site.

Customer service has been outsourced to SST of St. Joseph, MO. SST is a 600 operator call center, exclusively focused on the financial service industry. PIRC will pay SST $.85 per minute of telephone support time. SST shall further assess a supplemental fee for support services related to miscellaneous inquires based on an hourly rate of $25. Additionally PIRC shall reimburse SST for all out-of-pocket expenses. The term of the agreement shall for one year commencing January 1, 2002. The agreement may be terminated by either party with 60 days written notice.

PIRC will derive its revenues from account originations fees and from a set margin on each loan above our cost of funds. With the majority of our back office operations outsourced at set costs that only rise as our loan volume rises, we will be able to maintain a small overall employee base primarily focused on sales and marketing. This in turn will allow us to accurately project our EBITDA cash flow from loan account originations.

PIRC will distribute our product and services in four distinct ways:

- Directly at the point of a redemption request with the individual mutual fund families via a confidential and proprietary marketing strategy. This is our most heavily aggregated channel of potential customers.

- PIRC will provide a web-based solution for credit unions, mortgage wholesalers, community banks, small broker/dealers, mutual funds, corporate benefits suppliers and affinity groups. We can employ our LoanBuilder module as a co-branded or private label web page on other financial service Web sites and should enjoy quick penetration due to the first mover status of the product and service.

- Direct marketing to well established professional intermediary channels such as financial planners, mortgage brokers and insurance agents. The transaction and servicing will be provided via www.mutualoan.net. This business-to-business portal will supply over the Internet in a very cost efficient manner, everything a new MutuaLoan rep would need to conduct business from custom loan proposals with graphics, lead lists, account tracking, commission tracking and customizable advertising slicks.

- Directly to consumers who can book a loan via our inbound 800 direct response call center or at our consumer web site **www.mutualoan.com.** This web site can be offered on over 7,000 Internet financial related sites either through a direct link or by aggregating co-branded web pages **from our LoanBuilder™ section** on our servers for those web sites.

Market Information and Research MutuaLoan.com will provide investors the ability to meet significant cash needs without redeeming investments, and to self-direct the loan structure through a patent pending consumer interface. The consumer obtains the cash required with no credit check, but avoids paying capital gains taxes and the mutual fund families avoid immediate redemption as well as the possible loss of a customer. The company was founded in 1999 after conducting proprietary research confirming product and marketing concepts with a sample of 1,000 consumers and financial advisers and after extensive discussions and research with potential systems suppliers, bankers, mutual fund companies and distributors.

" The Investment Company Institute (ICI), the mutual fund industry's trade association, reports in its Mutual Fund Fact Book – 2001 that an estimated 87.9 million individuals in 50.6 U.S. households (almost half of U.S.) held $5.5 trillion in mutual fund assets (excluding fiduciary held assets). PIRC is targeting the top half of the mutual fund owning households – 25 million – those holding more than the median: assets of $25,000 and over and in 4 or more funds. (Fact Book, Pages 47-48)

ICI research further finds that: 80% of these households are within the prime consuming segment (25-64 years old); 68% used the Internet (April '99-March '00); Internet on-line shareholders had considerably higher mutual fund assets ($40,000 median versus $25,000 median for all mutual fund-owning households); 18% of these on-line households (in same period) bought or redeemed with on-line transactions; 65% of mutual fund holdings are outside retirement programs (i.e., 401(k), IRAs). (Fact Book, Page 52).

The Annual Redemption Rate of long-term mutual funds (equity, bond and hybrid funds) has consistently held within a range of 16% to 27% for the period of 1987-2000. In 2000, the ICI reports redemptions in this group ($5.2 trillion) were $1.3 trillion – 25.8% (Fact Book, Page 81). *PIRC estimates the maximum for the total market of cash* redemptions in 2000 was $470 billion (excludes retirement and money market funds; ICI market research (1993 Redemptions Study) shows that 54% redeem for "cash needs" - average of partial and full redeemers; Page 6).

Since 2000 saw mutual fund investors shifting from long-term mutual funds to money market funds to a greater degree than preceding years and since PIRC is targeting the upper half of the total market, we conservatively project our target market to have "cash needs" of at least $200 billion in this current year. "

PIRC believes it is reasonable to assume that the use of margin accounts at brokerage firms is still under 2% of U.S. households.

The growth of 401(k) plans, which offer mutual funds as the primary diversification vehicle, has also familiarized plan participants with the ability to borrow on these assets – 23% are estimated to have taken such a loan with 27% of these loans being over $10,000. (Investment Company Institute's Spring 2000 study: 401(k) Plan Participants, pages 43-45). 39.9 million individuals owned stock mutual funds inside employer-sponsored plans in 1999. (Equity Ownership in America, ICI & SIA 1999 study. Page52).

The PIRC conclusion is that mutual funds, which are diversified investments and mostly have lower volatility than individual stocks and bonds and which are held out side retirement plans, are the largest untapped and unleveraged asset class for middle net-worth individuals.

PIRC's proprietary market research conducted by our founder in 1997, with 740 nationwide individual investors and 260 financial advisors for a total respondent base of over 1,000, confirms significant interest in the product among individuals and intermediaries. In our survey, 35% of those surveyed would use this product within the next 12 months. The survey found that average borrowing amount would be $18,700 (1997 dollars). This result was reaffirmed in the first quarter of 1999 through additional market research.

Marketing Channels and Strategy

To build our account base in an efficient manner, we will utilize the majority of our initial marketing budget to penetrate the professional intermediary channels and mutual fund families in addition to offering our service as a private label solution for existing industry segments such as credit unions, community banks and broker/dealers.

These channels have aggregated potential customers for us that will allow us to avoid the high cost of establishing a new financial service product directly with consumers. Our application process is extremely simple, involves no credit check, and requires minimal training for intermediaries to use. Our interest rates are considerably below credit cards and are competitive with home equity lines.

These accounts will be delivered from the three aforementioned avenues as follows:

Professional Intermediaries via MutuaLoan.net

1. PIRC management estimates there are approximately 60,000 Independent Financial Advisors nationwide, each with an average of 200 clients.

2. Independent Mortgage Brokers/Bankers- The NAMB and MBA report 12,000 members; National Association of Mortgage Brokers and Mortgage Bankers Association speculates that non-members may bring the total to over 40,000. Heavy concentration is reported (80% in 17 states). MutuaLoan enables home-buyers to finance 20% down payment and mortgage brokers to deliver 100% financing to compete with finance companies such as GMAC.

3. The National Underwriter, the leading trade publication for insurance agents, estimates that there is a total base of 35,000 Insurance Agents nationwide, with similar state specific demographics as mortgage brokers.

Consumer Direct

There exists readily identifiable and targeted sources of mutual fund owners that includes financial publications, web sites, affinity groups, opt-in email lists, etc., but the response rate could vary greatly for a new product with no seasoning. Additionally, it is especially difficult to predict what response rate the Internet exposure will generate. Consequently, consumer direct will constitute no more than 10%, consisting of mostly testing, of our first year marketing budget.

Mutual Fund Families
PIRC has developed a confidential and proprietary marketing strategy to place the borrowing decision directly at the point of redemption. Our loan service will be offered to mutual fund owners at the point that they inquire about redeeming their fund shares. This distribution channel is projected to take longer than other areas to develop.

Based on in-house research, PIRC estimates that a mutual fund company with $1billion in assets, outside retirement plans, would have 100,000 accounts; half of those accounts would be PIRC's target market. Applying the average annual redemption rate of 18% for cash needs over the last decade produces a potential redeemer group of 9,000 – all of which are potential borrowers. Our market research indicates that 35% of mutual fund owners would be interested in using a loan service such as the one that PIRC is offering. This would yield approximately 3,000 borrowers.

Private Label Outsource Solution
We are not relying on any projected loans from this channel in the first year. We are finalizing our first contractual relationship with two suppliers of financial services to over 7,000 credit unions nationwide.

Web Site Functionality and Patent

"METHOD AND APPARATUS TO INCLUDE SELF-DIRECTED & CUSTOMIZED INVESTOR BORROWING ON SECURITIES INCLUDING STOCKS, BONDS, AND MUTUAL FUNDS" (Jennings et al. Reference # 29766.010300) Greenberg Traurig PA.

The application was duly filed on August 24, 2000 as a utility patent application. An Official Filing Receipt mailed by the PTO on March 20, 2001 indicates the patent application is complete and has been assigned to Group Art Unit 2100, Class 705 for examination. As of December 31, 2001, we have had no communications with the U.S. Patent Office. No further substantive communication from the U.S. Patent Office is expected for several more months

MutuaLoan.com™ and MutuaLoan.net. The web sites developed by PIRC for both consumer and professional intermediary will employ a consumer interface based on the above patent abstract filed for a provisional patent in August 1999 and for a full patent filing in August 2000. Currently there are is no update to the patents approval status as it has been less than one year from the filing date.

The consumer is encouraged to enter all mutual funds currently owned. Once entered, MutuaLoan's LoanBuilder module combines a live volatility data feed with PIRC-developed algorithms to produce a risk analysis and resulting collateral ratios for each listed security. This method performs computations on each of the mutual funds offered as collateral for the loan that compare the historical statistical volatility and current pricing of the fund shares with specific market conditions then combines these specific computations to arrive at the loan terms that PIRC is willing to offer the consumer. Moreover these separate collateral ratios are blended to auto generate a blended rate and offer different loan options which utilize varying combinations of the consumers listed assets. These loan options can vary in the following ways:

- Ratio of loan to collateral value
- Type of collateral utilized
- Varying amounts of collateral utilized in varying combinations
- Interest rate
- Loan terms

The consumer is also encouraged to manually design their own loan product by mixing and matching different combinations of securities and/or structuring their loan terms and letting the proprietary LoanBuilder module pick the most efficient blend of collateral.

License Agreement. During September 1999, PIRC entered into a license agreement with Private Investor Reserves, LLC, an affiliated entity. The agreement grants PIRC an exclusive worldwide license to use the licensor's technology related to certain loans secured by mutual funds or other securities, restricted to non-banking entities, non broker-dealers and to individual consumers. PIRC agreed to pay all future costs related to the development of the technology. The royalty for the use of the technology is $5.00 per loan during the year of origination and $1.50 for each subsequent year the loan is outstanding. These amounts are subject to increases based on increases in the Consumer Price Index. The royalty is subject to a minimum of $25,000 during the second year, $50,000 during the third year and $100,000 for each subsequent year. The minimum annual royalties do not begin until the year in which PIRC goes live with the web site and originate a loan. The term of the agreement is for five years with PIRC having the right to renew for an additional five years with a $100,000 minimum royalty per year and for an additional seven years after the expiration of the initial renewal term with a $200,000 minimum royalty per year.

Employees. PIRC currently has six employees. At funding, PIRC will have nine full-time and no part time employees. We will employ additional qualified individuals as required. With the major portions of our back office account processing and customer service effectively outsourced we project a maximum staff of 30 full time employees primarily focused on corporate operations and sales & marketing.

Properties. PIRC's principal executive offices are located at 222 Lakeview Avenue, 18th Floor, #3. Our telephone number is 561-802-4167. The offices are 1200 square feet and are leased for one year with 2 one-year options at 8% annual base rent increase. The lease amount is an annual rent of $31,200 or $2,600 per month.

Governmental Regulation. Except for the usual employment and workplace requirements, PIRC is not subject to Federal, state or local laws and regulations with respect to its current or proposed activities. The operations of PIRC may require special state-by-state consumer finance licenses which PIRC has already completed the necessary legal preparation for in 2000. We currently have no state licenses to operate. This fact should not effect operations since the loans are being made through Presidential Bank.

Regulation U regulates credit by banks and persons other than brokers or dealers who are extending credit that is secured, directly or indirectly, by margin stock. Any time a loan is made in an amount that exceeds $100,000 in which a margin stock serves a collateral, the bank or lender must have the customer execute a purpose statement regardless of the use of the loan. The margin requirements imposed by the regulation apply to a loan of any size if the loan is both secured by margin stock and is for the purpose of purchasing or carrying margin stock. Margin stock includes:

- any equity security listed or having unlisted trading privileges on a national securities exchange,
- any debt security convertible into such a security,
- most mutual funds and
- any OTC security trading in the national market system or included on the Federal Reserve Board's List of Marginable OTC Stocks.

Regulation U only governs purposes loans. The Federal Reserve Board has interpreted this so that the original purpose of a loan is controlling. In other words, if a loan originally is not for the purpose of purchasing or carrying margin stock, subsequent changes will likely not alter its exempted character. PIRC is not prohibited from making non-purpose loans to customers using mutual funds as collateral, provided that PIRC obtains from the customer a written statement that it is not purpose credit.

Seasonal Nature of Business Activities. PIRC operations are not seasonal.

Competition. There is significant competition in the consumer financing industry, although these competitors operate mostly in the retail sector. PIRC will compete with established companies and other entities. Almost all of the companies with which PIRC will compete are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than PIRC now has, or will in the foreseeable future. It is also likely that other competitors will emerge in the near future. There is no assurance that PIRC will compete successfully with other established consumer finance companies. PIRC shall compete on the basis of quality and price. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein. Management knows of no current competitors that specialize in loaning against mutual funds.

SOURCES AND USE OF PROCEEDS

In order for PIRC to successfully complete its development plans, additional operating capital investment of at least $200,000 will be required. PIRC will primarily use the money to cover working capital for the business. The table below represents how the funds will be utilized in a one-year period.

Minimum offering amount	$ 250,000
Offering Expenses	25,000
Commissions	25,000
Net offering proceeds	$ 200,000
Marketing & Sales	70,000
Salary and Benefits	106,000
Working Capital	24,000
Net offering proceeds	$ 200,000

We will not use any of the proceeds to make loans to officers, directors and affiliates.

Assuming we raise more than the minimum but less the maximum, the use of proceeds will be as follows:

	$1,500,000 raised	$3,000,000 raised
Offering Expenses	$ 50,000	$ 50,000
Commissions	150,000	300,000
Net Offering Proceeds	$1,300,000	$2,650,000
Legal Fees	100,000	100,000
Marketing & Sales	200,000	825,000
Salary and Benefits	564,000	564,000
Accounts Payable	100,714	331,714
Capital Expenditures	117,593	138,293
Working Capital	217,693	690,993
Net Offering Proceeds	$1,300,000	$2,650,000

Maximum offering amount	$ 5,000,000
Offering Expense	100,000
Commissions	500,000
Net Offering Proceeds	$ 4,400,000
Advertising	1,150,000
Marketing & Sales	450,000
Salary and Benefits	564,000
Accounts payable	331,714
Capital Expenditures	138,293
Legal Fees	100,000
Working Capital	1,665,993
	$4,400,000

The increase in offering expenses from the minimum offering amount to maximum offering amount relates to the anticipated increase in sales related costs. These include but are not limited to travel, telephone, postage and printing.

All salary and benefits amounts will be paid to current employees and officers including Mr. Edelstein ($150,000), Mr. Powers ($150,000) and Mr. Brown ($125,000) based on the terms of their current employment agreements.

Any commission amounts not paid will be utilized for general working capital purposes.

DILUTION

Assuming completion of minimum offering and assuming an offering price of $5.00 per share, there will be a total of 4,231,868 common shares outstanding. The following table illustrates the per common share dilution as of September 30, 2001 which may be experienced by investors upon reaching the total offering amount.

Offering price		$ 5.00
Net tangible book value per common share before offering	$ (.11)	
Increase per common share attributable to investors	$ .05	
Pro forma net tangible book value per common share after offering		(.06)
Dilution to investors		$5.06
Dilution as a percent of offering price	100%	

Assuming we raise $1,500,000 or $3,000,000 respectively and assuming an offering price of $5.00 per share, there will be a total of 4,481,868 or 4,781,868 common shares outstanding. The following table illustrates the per common share dilution as of September 30, 2001 that may be experienced by investors upon reaching these amounts

	Assuming $1,500,000		Assuming $3,000,000	
Offering price		$ 5.00		$5.00
Net tangible book value per common share before offering	$ (.11)		$ (.11)	
Increase per common share attributable to investors	$ .30		$ .57	
Pro forma net tangible book value per common share after offering		.19		.46
Dilution to investors		$4.81		$4.54
Dilution as a percent of offering price	96%		91%	

Assuming completion of maximum offering and assuming an offering price of $5.00 per share, there will be a total of 5,181,868 common shares outstanding. The following table illustrates the per common share dilution as of September 30, 2001 that may be experienced by investors upon reaching the total offering amount.

Offering price		$ 5.00
Net tangible book value per common share before offering(1)	$ (.11)	
Increase per common share attributable to investors	$ 1.18	
Pro forma net tangible book value per common share after offering		1.07
Dilution to investors		3.93
Dilution as a percent of offering price	79%	

(1)Based on 4,181,868 common shares outstanding as of September 30, 2001 and total stockholder's equity of $(474,330).

Further Dilution. PIRC may issue additional restricted common shares pursuant to private business transactions. Any sales under Rule 144 after the applicable holding period may have a depressive effect upon the market price of PIRC common shares and investors in this offering upon conversion.

DIVIDEND POLICY

The payment by PIRC of dividends, if any, rests within the discretion of our board of directors. The board of directors has postured PIRC for long-term growth and plans to reinvest any retained earnings into the growth of PIRC. For this reason, the board of directors does not contemplate or anticipate any dividends upon our securities to be paid in the foreseeable future.

SALE OF SHARES PURSUANT TO RULE 144

There are presently outstanding 4,181,868 common shares, no Series A preferred shares and warrants to purchase an additional 69,824 common shares. As a result, up to 5,181,868 common shares may be outstanding upon completion of the maximum offering assuming no warrants have been exercised. In the future, common shares may be issued in private business transactions and through a public offering. Unless registered with the Securities and Exchange Commission, all of the currently outstanding common shares and any additional common shares issued in private business transactions will be "restricted securities" and may be sold in the United States in compliance with Rule 144 adopted under the Securities Act of 1933, as amended. Rule 144 provides, in essence, that a person who has held restricted securities for a period of one year may sell every three months in a brokerage transaction, or with a market maker, an amount equal to the greater of 1% of PIRC,' outstanding shares or the average weekly trading volume, if any, of the shares during the four calendar weeks preceding the sale.

MARKET FOR COMMON SHARES AND RELATED STOCKHOLDER MATTERS

Prior to this offering, we have had no market for our common stock. Subsequent to successful completion of this offering, we will apply to have our common stock quoted on the OTC Bulletin Board. If PIRC is not accepted on the OTC Bulletin Board, PIRC will apply to have our common shares traded on the pink sheets.

Dividends. Holders of PIRC's common stock are entitled to receive such dividends as may be declared by our board of directors.

Broker-Dealer Sales of PIRC Securities. If the trading price of our common stock is less than $5.00 per share, trading in the common stock would also be subject to the requirements of the penny stock rules pursuant to Rule 15g-9 under the Exchange Act. Rule 15g-2 imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. Accredited investors are generally institutions with assets in excess of $5,000,000 or individuals:

- with net worth in excess of $2,000,000, or
- annual income exceeding $200,000, or
- $300,000 jointly with their spouse

For transactions covered by Rule 15g-2, the broker-dealer must make a special suitability determination of the purchaser and have received the purchaser's written agreement to the transaction prior to the sale.

In order to approve a person's account for transactions in designated securities, the broker or dealer must

- obtain information concerning the person's financial situation, investment experience and investment objectives;

- reasonably determine, based on the information required by the first paragraph that transactions in designated securities are suitable for the person and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the rights of transactions in designated securities; and

- deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination required by the second paragraph in this section, stating in a highlighted format that it is unlawful for the broker or dealer to effect a transaction in a designated security the provisions of the second paragraph of this section unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and stating in a highlighted format immediately preceding the customer signature line that the broker or dealer is required to provide the person with the written statement and the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience and investment objectives and obtain from the person a manually signed and dated copy of the written statement.

A designated security means any equity security other than a security

- registered, or approved for registration upon notice of issuance on a national securities exchange that makes transaction reports available pursuant to 17 CFR 11Aa3-1

- authorized or approved for authorization upon notice of issuance, for quotation in the NASDAQ system;

- that has a price of five dollars or more, or

- whose issuer has net tangible assets in excess of $2,000,000 demonstrated by financial statements dated less than fifteen months previously that the broker or dealer has reviewed and has a reasonable basis to believe are true and complete in relation to the date of the transaction with the person.

Consequently, the rule may affect the ability of broker-dealers to sell PIRC's securities and also may affect the ability of purchasers in this offering to sell their shares in the secondary market.

PIRC's securities will likely trade below $5.00 and the penny stock rules of Rule 15g-2 discussed above will apply.

As of the date of the prospectus, there are shareholders.

CERTAIN TRANSACTIONS

PIRC has issued warrants to purchase 69,824 common shares at the exercise price of $1.875 per common share to Jeanne F. Jennings, mother of David M. Jennings, an officer and director.

During the period from inception to September 30, 2001, one of PIRC's founders and one of our officers made cash advances to PIRC aggregating $135,000 and paid expenses on behalf of PIRC aggregating $74,471. These advances are evidenced by convertible promissory notes due on demand and bearing interest at 12% per annum. The notes are convertible into the number of shares of common stock of PIRC obtained by dividing the outstanding principal balance by the conversion price. The initial conversion price is $1.00 per share subject to adjustment for changes in the number of outstanding common shares of PIRC. At December 31, 2000, $5,553 in unpaid interest related to these notes is included in accrued expenses.

Additionally, in conjunction with the advances, PIRC issued 14,180 warrants to purchase common stock at an exercise price of $1.88 per common share. The warrants are subject to an adjustment in the exercise price and a number of shares to be issued based upon a formula, which includes the assumption that there will be a market for PIRC's common stock.

The intellectual property rights in the MutuaLoan.com methodology- patent pending, will be owned by Private Investor Reserves, LLC, and licensed to PIRC on an exclusive basis. Based on the agreement, for each loan originated, we will pay an annual royalty to Private Investor Reserves, LLC, in the amount of $5.00 in the year such loan is originated, and $1.50 for each subsequent year in which the loan remains outstanding. The license from Private Investor Reserves, LLC, to us is on an exclusive basis for two renewable terms of five (5) years each, provided that we are vigorously using and exploiting the methodology and that annual royalties paid by us to Private Investor Reserves, LLC, total at least $100,000. Upon renewal, the royalty to be paid by us to Private Investor Reserves, LLC, may increase by fifty percent per loan per renewable term. Private Investor Reserves, LLC is wholly owned by two of the founding directors, Carson H. Powers and David M. Jennings. To date, the minimum royalties of $25,000 per year for the second and third years have not yet been paid. Private Investor Reserves, LLC has indicated that it will wait until we have been generating revenues to receive payment of the royalties.

MANAGEMENT

Our executives, officers, and directors, since our formation, and their business experience follows:

Name	Age	Position	Term
Carson H. Powers	66	President-Marketing Chairman	Inception to present
James A. Brown	48	Chief Operating Officer	April 2000 to present
David M. Jennings	44	Acting Chief Executive Officer and Acting President	April 2001 to present
		Managing Director	Inception to present
Christopher C. Flaesch	38	Director	January 2000 to present

On September 18, 2001, PIRC entered into an agreement with Steven Edelstein to serve as Chief Executive Officer, President and Director of PIRC to commence as of the obtainment of the minimum offering amount being sought in this offering. After the minimum offering, Mr. Jennings will serve as a marketing advisor in a paid capacity. No specific payment terms have been determined.

Steven Edelstein. From 1998 to 2000, Mr. Edelstein was President of H&R Block Mortgage. -- From 1991 to 1998, he was a co-founder and President & CEO of Assurance Mortgage Corporation of America. --AMCA was acquired by H&R Block in 1998 and was renamed H&R Block Mortgage. Mr. Edelstein was retained to lead H&R Block's entrance into the real estate lending business.

--Mr. Edelstein served as a board member of the National Association of Mortgage Bankers from 1996 –1997. Mr. Edelstein earned his Bachelor of Arts in Economics from the University of Massachusetts in 1983.

Resumes of Current Officers and Directors

Carson H. Powers. Mr. Powers co-founded Private Investor Reserves Corp. in 1999 after conducting proprietary research confirming product and marketing concepts with a sample of 1,000 consumers and financial advisers and after extensive discussions and research with potential systems suppliers, bankers, mutual fund companies and distributors.

From 1986 to 1999, as President of Powers & Company, Mr. Powers consulted for leading blue chip companies including American Funds, Fidelity Investments, Aetna, Citibank, Dreyfus Funds, John Hancock, Merrill Lynch, Charles Schwab, Scudder Funds, American Century Funds, Bankers Trust, NatWest Markets, GE Capital, COMDEX, Prodigy, NoLoad Funds Council and Nortel and many others, in the area of emerging technology-based products.

Prior, Mr. Powers held senior executive positions in the financial services industry for over 25 years. These companies include Chemical Bank, where he headed up the marketing division and served on the bank's policy committee, and Price Waterhouse, where Mr. Powers became the first National Director of Marketing. He has also served on the National Marketing Committee for MasterCard.

--He is a graduate of Princeton University in 1956 and the Harvard Business School's Program for Management Development in 1971. Mr. Powers is a co-founder of PIRC. Mr. Powers will continue as president of marketing and chairman of the board of directors after the offering.

James A. Brown. From 1993 to 1996, Mr. Brown was Chief Executive Officer of Care America Inc., a provider of outpatient rehabilitative health care in seventeen states that partnered with the National Parkinson Foundation, becoming a pioneer in the care of Parkinson patients. From 1997 to 1998, Mr. Brown worked as an asset manager in a private investment fund. From 1998 to January 2000, Mr. Brown served as chief executive officer of Cybercloseout, an Internet application service provider. From 1981 to 1993, Mr. Brown was employed by American Cyanamid Company, a Fortune 500 company, where he held senior positions in sales, operations, and general management. At American Cyanamid, Mr. Brown presided over the centralization and automation of the customer service group, as the department more than doubled in size to fifty employees.

Mr. Brown earned his Bachelor's Degree in Business Administration from the University of Florida in 1974, and an MBA in Finance from Fairleigh Dickinson University in 1987. Since 1987, Mr. Brown has consulted for small and large cap companies in the fields of operations, finance, and strategic planning.

David Jennings. --From 1998 to 2000 Mr. Jennings was a founder, Vice Chairman and a Director of Suncoast Automation, a TV system operator for the lodging industry. Mr. Jennings successfully concluded three rounds of funding and located a public company to acquire Suncoast. The company was successfully acquired by a NASDAQ company in September 2000.

Mr. Jennings is a co-founder, original angel investor, largest seed round investor and subsequent bridge investor of PIRC.

Christopher C. Flaesch. Mr. Flaesch was a Director of Alliances for Oracle Corporation from 1995 to 2000 where he was responsible for:

- Global business relationship between Oracle and Andersen Consulting.
- Analyzed and developed Oracle/Anderson global initiatives and solutions development strategies
- Developed joint go-to-market plans with Andersen for industry verticals.
- Responsible for all Oracle product revenue objectives of Anderson Consulting.

Graduated in 1990 with a MS, Systems Management; Computer Systems concentration from the University of Southern California

Remuneration. During the last fiscal year ended December 31, 2001, the executive officers have received the following compensation:

Executive Officers	**--Compensation**	**Options at \$1.85 per share**	**Annual Compensation (Bonus)**	**Annual Compensation (Stock Award)**
James A. Brown	\$39,600	224,000	0	0
David M. Jennings	\$75,000	0	0	0
Carson H. Powers	\$87,500	124,500	0	0

The full amounts due to Mr. Brown and Powers under their employment agreements were accrued and then unpaid amounts were forgiven.

The options are for a term of six years and are immediately exercisable.

Other than described below, there are not any preliminary agreements or understandings regarding present and future arrangements with respect to compensation to be paid to our officers.

We will not issue our securities to management, promoters or their affiliates or associates except pursuant to our employee incentive stock option plan.

No finders' fees or other compensation may be paid to officers, directors, promoters or their affiliates or associates from revenues or other funds, or by the issuance of securities.

Employment Contracts.

PIRC has executed employment agreements with the following key employees:

Carson H. Powers, Executive Vice-President of Marketing,
James A. Brown, Chief Operating Officer

All of the employment contracts were executed in April through July of 2000.
The terms of Mr. Brown's employment contract is three years, and calls for an annual salary of $125,000. Mr. Power's employment agreement calls for an annual salary of $150,000. Messrs. Brown and Powers may terminate their employment agreements with 30 days written notice.

On September 18, 2001, PIRC entered into an agreement with Steven Edelstein to serve as Chief Executive Officer, President and Director of PIRC to commence as of the obtainment of the minimum offering amount being sought in this offering.

The term of Mr. Edelstein's contract is for three years, and calls for an annual salary of $150,000. The term of Mr. Powers' employment contract is four years, and calls for an annual salary of $150,000. Mr. Edelstein may terminate his employment agreement with 90 days written notice and PIRC may terminate Mr. Edelstein's employment agreement with 30 days written notice for any reason. Either party may place the agreement in abeyance following the time this offering breaks escrow.

From time to time PIRC expects to issue stock options as part of compensation under an employment contract for a senior manager. However, typically options will be issued to those other individuals, primarily employees, that management considers deserving, from PIRC Employee Incentive Stock Option Plan.

Employee Incentive Stock Option Plan The board of directors has elected to adopt an Employee Incentive Stock Option Plan pursuant to the regulations of the Internal Revenue Service. The plan provides for a pool of authorized, but unissued common shares to be reserved for issuing to key employees on a maximum of 20% of current outstanding floating basis. Pursuant to the plan 640,000 shares have currently been allocated to this pool.

The board of directors plans to elect a compensation committee to award the options from time to time. Committee members may not be grantees while serving.

Advisory Board. Our advisory board consists of individuals that can be called on individually for their specific areas of expertise and access to their industry and business contacts.

Lee Reiswig Jr.	Former senior executive at IBM and former head of Personal Software Products Division
Jay Misra	Managing Director of the Soros Fund
Robert C. Helander	Attorney with Kaye, Scholer, Fierman, Hays and Handler, LLP practicing in the areas of international banking and securities practice, and international arbitration.
James A. Dukowitz, Ph.D.	Former president of Texas Instruments for Asia and China. Currently COO of Darwin's Beagle, a global business management consulting company.
Bruce Cleveland	CEO of Presidential Bank

Consultants: From time to time PIRC expects to utilize the services of consultants on a short-term project-by-project basis. These consultants will be selected on the basis of relevant expertise, track record and cost.

Limitation on Liability and Indemnification Matters. The bylaws of PIRC limits the liability of directors of PIRC to PIRC or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of PIRC will not be personally liable for money damages for breach of a duty as a director, except for liability for any breach of the director's duty of loyalty to PIRC or our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful declarations of dividends or other distributions of assets to Stockholders or the unlawful purchase of shares of PIRC, or for any transaction from which the director derived an improper personal benefit. However, indemnification of officers or persons controlling PIRC for liabilities arising under the Securities Act of 1933 is held to be against public policy by the Securities and Exchange Commission and is, therefore, unenforceable in actions arising out of securities matters relating to the Act.

PRINCIPAL SHAREHOLDERS

There are currently 4,181,868 common shares and no Series A preferred shares outstanding. After this offering, there will be up to 5,181,868 common shares outstanding. The following tabulates holdings of shares of PIRC, on a fully diluted basis, by each person who, subject to the above at the date of this offering circular, holds of record or is known by management to own beneficially more than 5.0% of the common shares and, in addition, by all directors and officers of PIRC individually and as a group.

Name and Address	Number of Shares	Percentage Owned	Percentage Following Maximum Offering
Carson H. Powers 35 Beeholm Road Redding, CT 06896	1,100,000	26.30%	21.23%
James A. Brown(2) 6162 Via Venetia North Delray Beach, FL 33484-6438	224,000	0.00%	0.00%
David Jennings(1) 220 Australian Ave. Palm Beach FL 33480	0	0.00%	0.00%
Christopher C. Flaesch(3) 7841 Oracle Place Potomac, MD 20854	8,000	0.19%	0.15%
South Ocean LLC 220 Australian Ave. Palm Beach, FL 33480	1,063,788	25.44%	20.53%
Jeanne F. Jennings 2330 South Ocean Blvd. Palm Beach FL 33480	929,868	22.24%	17.94%
Steven Edelstein 4 Birchwoods Drive Beverly, MA 01915	30,000	0.72%	0.58%
All Officers and Directors as a Group (4 persons)(1)(2)(3)	2,201,788	52.65%	42.49%

(1) David Jennings, a director of PIRC, controls South Ocean LLC and would be deemed to be the beneficial owner of the 1,063,788 common shares.

(2)James Brown owns options to purchase 224,000 common shares. If the option is exercised, Mr. Brown will own approximately 3.46% of the outstanding common stock on a fully diluted basis assuming successful completion of this offering and exercise of all outstanding options.

(3)Christopher Flaesch owns options to purchase options to purchase 8,000 common shares. If the options are exercised, Mr. Flaesch will own approximately .25% of the outstanding common stock on a fully diluted basis assuming successful completion of this offering and exercise of all outstanding options.

James River Capital Corp., wholly owned by Kevin Brandt and Paul Sanders- nonaffiliates loaned funds to PIRC. The note is $150,000 senior, and is secured by the assets of PIRC. The note is convertible, at a conversion price of $.25 per share. The note bears interest at 6%, and is due on January 1, 2002. This note has been verbally extended. Upon conversion of this note, James River would own approximately 14% of the shares that would be outstanding.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security, whether through a contract, arrangement, understanding, relationship, or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or directs the disposition of all shares beneficially owned, subject to applicable Common Shares property laws.

List of Option Holders (Common Stock)

OPTION HOLDER	DATE OF GRANT	VESTING START DATE	TERM OF OPTION	NO. OF SHARES	PRICE/ SHARE	EXPIRATION DATE	COM-MENTS
Brown, James (COO)	05/05/00	03/31/01	6 years	224,000	$1.875	04/01/2006	See Note (1) and (2)
Powers, Carson (P,S)	04/21/00	05/05/01	6 years	128,000	$1.875	05/01/2006	See Note (1) and (3)
Flaesch, Chris (D)		02/01/01	6 years	8,000	$.50		
Thomas Lindsay	05/09/00	05/01/01	6 years	25,000	$1.875	05/01/2006	See Note (4)
Arthur Shinensky	12/17/99	01/18/01	5 years	15,000	$.50	01/19/2006	
Edelstein, Steven		07/30/01	6 years	300,000	$1.875		Series A

(1) Option Agreement provides for an acceleration of the vesting schedule
(2) 128,000 shares of optioned stock vest on March 31, 2001; 48,000 shares on March 31, 2002; and 48,000 shares on March 31, 2003.
(3) 64,000 shares of optioned stock vest on May 1, 2001 and 64,000 shares on May 1, 2002.
(4) 8,333 shares of optioned stock, Series A, vest on August 1, 2001, 8,333 shares on August 1, 2002, and 8,334 shares on August 1, 2003.

TERMS OF THE OFFERING

Determination of Aggregate Offering Price. The offering price and other terms of the common shares were arbitrarily determined by PIRC

Plan of Distribution. Our officers, directors and employees are offering the common shares on a self-underwritten basis by our officers, directors, and employees. No officer or director will receive commission or other offering remuneration.

The common shares are being offered on a self underwritten basis by David M. Jennings, Carson H. Powers and James Brown, officers and directors of PIRC and selected broker/dealers. Consequently, there may be less due diligence performed in conjunction with this offering than would be performed in an underwritten offering. Although they are associated persons of us as that term is defined in Rule 3a4-1 under the Exchange Act, they are deemed not to be a broker for the following reasons:

- They are not subject to a statutory disqualification under the Exchange Act at the time of their participation in the sale of our securities.

- They will not be compensation for their participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

- They are not an associated person of a broker or dealer at the time of their participation in the sale of our securities.

- They meet all of the following conditions:
    - They primarily perform substantial duties for or on behalf of PIRC otherwise than in connection with transactions in securities; and
    - They are not brokers or dealers, or an associated person of a broker or dealer, within the preceding 12 months; and
    - They have not participated in selling an offering of securities for any issuer more than once every 12 months.

If the offering is conducted through a National Association of Securities Dealers, Inc. member firm, standard NASD commissions will be paid. PIRC reserves the right to withdraw, cancel, or reject an offer in whole or in part.

Escrow Account. There is a minimum offering amount of $250,000 and will be deposited into an escrow account at Presidential Bank, Bethesda, MD. As a result, any and all offering proceeds above $250,000 will be deposited directly into the operating account of PIRC.

Funds will be determined in the minimum offering amount when the funds have cleared the banking system. If the minimum offering amount is not received prior to December 31, 2002, we shall bear all costs and return the funds promptly to the investors with interest and without deduction.

Officers and directors will not be permitted to purchase common shares in order to reach the minimum offering amount.

Offering Period. The offering period will commence on the date of this offering circular and will terminate on June 30, 2003.

DESCRIPTION OF SECURITIES

The following statements constitute brief summaries of PIRC, certificate of incorporation and bylaws, as amended.

PIRC is authorized to issue one hundred twenty million (100,000,000) shares of common stock and twenty million (20,000,000) shares of preferred stock all at $.001 par value.

No stockholder of PIRC shall by reason of holding shares in PIRC possess a preemptive and preferential right to purchase or subscribe to shares of any class of this corporation, now or hereafter to be authorized, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase of any class, now or hereafter to be authorized.

Common Shares.

Liquidation Rights. Upon liquidation or dissolution, each holder of outstanding common shares will be entitled to share equally in the assets of PIRC legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights. There are no limitations or restrictions upon the rights of the board of directors to declare dividends out of any funds legally available therefore. PIRC has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The board of directors initially may follow a policy of retaining earnings, if any, to finance the future growth of PIRC. Accordingly, future dividends if any will depend upon, among other considerations, PIRC's need for working capital and its financial conditions at the time.

Voting Rights. Holders of common shares of PIRC are entitled to voting rights. Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights. Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

Preferred Stock. Series of the preferred stock may be created and issued from time to time with such designations, preferences, conversation rights, cumulative, relative, participating, and optional or other rights. Including voting rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution of resolutions providing for the creation and issuance of such series of preferred stock as adopted by the board of directors.

PIRC has not entered into any preliminary agreements or understandings with any of its officers and directors or affiliates or lending institutions with respect to any loan agreements.

Stock Transfer Agent. Transfer Online, Portland Oregon, will act as the transfer agent for PIRC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Capital and Source of Liquidity.

For the nine months ended September 30, 2001, PIRC received proceeds from the issuance of a convertible note in the amount of $150,000. As a result, PIRC had net cash provided by financing activities of $150,000 for the nine months ended September 30, 2001.

For the year ended December 31, 2000, PIRC received shareholder advances of $135,000 and received proceeds from stock issuance of $250,000. As a result, PIRC had net cash provided by financing activities of $385,000 for the year ended December 31, 2000.

For the period from inception (September 2) to December 31, 1999, PIRC had proceeds from stock issuance of $350,100 resulting in net cash provided by financing activities of $350,100.

For the nine months ended September 30, 2001 and 2000, for the year ended December 31, 2000 and for the period from inception (September 2, 1999) to December 31, 1999, PIRC did not pursue any investing activities.

Results of Operations. For the nine months ended September 30, 2001, PIRC had no revenue and a net loss of $351,223. For the nine months ended September 30, 2001, PIRC had interest expense of $15,250 and selling, general and administrative expenses of $335,973 which consisted primarily of expenses relative to completing PIRC's website, and raising capital to execute PIRC's business plan.

Working capital constraints in 2001 served to limit expenditures, thus reducing the loss. The predominance of our working capital in 2001 was spent to further our efforts to initiate and complete our pending Regulation A.

For the nine months ended September 30, 2000, PIRC had no revenue, interest income of $9,607 and a net loss of $837,198. For the nine months ended September 30, 2000, PIRC had selling, general and administrative expenses of $846,801 which consisted primarily of expenses relative to completing PIRC's website, and raising capital to execute PIRC's business plan.

For the year ended December 31, 2000, PIRC had no revenue and a net loss of $ 1,350,430. For the year ended December 31, 2000, PIRC had selling, general and administrative expenses of $1,354,481 that consisted primarily of:

- outside consultants - $513,000
- payroll & taxes - $204,000
- professional fees - $272,000
- travel - $55,000
- development - $85,000

These expenditures were made as PIRC developed and positioned the infrastructure on which to execute our business plan.

For the period from inception (September 2, 1999) to December 31, 1999, PIRC had no revenue and a net loss of $98,248. For the period from inception (September 2, 1999) to December 31, 1999, PIRC had selling, general and administrative expenses of $98,726 which consisted primarily of formative expenses related to organizing the company, developing a marketing plan, and seeking investment.

Plan of Operation. PIRC's plans of operations are contingent upon the final net amount raised in this offering. Proceeds from this offering will be utilized to commercialize our business model with a focused effort in sales and marketing. Initial losses from operation are projected to increase after funding. Based on in-house analysis of the amount of loans contemplated and the subsequent revenue to be generated from those loans, we believe our business plan will turn cash flow positive within nine months of closing on the minimum offering. We will not have to seek additional funding in the next twelve months Our operations are currently available on a limited basis. If we obtain the minimum offering amount, the $70,000 allocated for marketing and sales will be sufficient to obtain full scale operations. The Use of Proceeds addresses specific line items in the budget as they relate to different levels of funding. Further, if we are unsuccessful in completing at least the minimum amount of this raise, it will negatively impact the ability to execute on our business plan.

PIRC has completed the build out of the back office processes and initial consumer web site. Large portions of the operations of a traditional finance company are being cost effectively outsourced. This includes account processing and service, customer service and new loan establishment. These operating relationships have been contractually completed with Presidential and SST. This leaves the majority of our employees to be focused on marketing efforts and producing new accounts.

Our services are currently available on a limited basis and will be immediately available on a full time basis after obtaining the minimum offering amount. To date, we have only generated $300 in revenue. The receipt of even these minimal revenues may commence our liability to pay the royalties due to Private Investor Reserves, LLC. Our general plan is to spend the majority of the marketing efforts in the development of distribution agreements through established intermediaries for our products and services. This will result in a much lower account acquisition cost than marketing directly to the end consumer. Our products "trailing commission" margin structure allows for distribution of a single loan through multiple tiers of intermediaries. A trailing commission is defined as a payment made by PIRC to a registered MutuaLoan representative which is paid in arrears as the loan payments are made by the borrowing consumer. This commission could be paid to multiple intermediary representatives from the same loan.

For instance, a mortgage wholesaler who is registered with us to market MutuaLoan can sign up a client mortgage company as a MutuaLoan Rep and that mortgage company's brokers can originate a loan that pays all three entities a trailing commission over the life of the loan. This commission base will build as the intermediaries originate more loans. All of this can be effectively managed through our business-to-business web portal. We believe this structure will build a low cost and stable network of independent loan representatives.

These intermediaries include mutual fund companies, mutual fund wholesalers, financial planners, mortgage insurance wholesalers, mortgage companies insurance wholesalers and insurance agencies.

Additional action plan items for a fully subscribed funding include:

- Building the business-to-business web portal for the intermediaries - to be completed within 60 days of breaking escrow.
- The establishment of a corporate sales office in Boston MA within 30 days of breaking escrow
- Recruiting and training a qualified sales team of 8 to 12 people to cover the US geographically - to be completed within 120 days of breaking escrow
- Development of an affiliate program for the Internet to distribute MutuaLoan on the 7,000+ financially related web sites. This will require 2 to 4 entry-level employees - to be started immediately after breaking escrow but will be an ongoing project.
- PR related efforts to build brand recognition for this new and innovative product - within 90 days after breaking escrow.

In the case of a reduced funding we may, depending on the specific funding level:

- Conduct a reduced marketing effort utilizing less personnel - immediately after breaking escrow.
- Delay the development of the business web portal by utilizing a modified version of the existing consumer site - within 14 days of breaking escrow.
- Delay payment of certain existing payables that constitute the bulk of its current account payables - on a case by case timing basis.
- Due to the overwhelmingly positive nature of the loan product for our mutual fund company clients, PIRC may seek additional investment from some of our initial mutual fund company affiliates - 90 days after breaking escrow.

PIRC may experience problems; delays, expenses, and difficulties sometimes encountered by an enterprise in PIRC stage of development, many of which are beyond PIRC' control. These include, but are not limited to, unanticipated problems relating to the development of the distribution agreements for intermediaries, marketing problems, additional costs and expenses that may exceed current estimates, competition and lack of sufficient working capital.

PIRC is not delinquent in any of its obligations. PIRC intends to continue development of its business plan utilizing revenues and cash made available from debt financing and the private and public sale of its securities

Going Concern. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of PIRC as a going concern. However, for the nine months ended September 30, 2001, PIRC had a net loss of $351,223, stockholders' deficit of $474,330 and has experienced a severe shortage of working capital which has greatly affected operations.

In view of this, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of PIRC, which in turn is dependent upon the success of PIRC's future operations. Through this offering, management is attempting to obtain new capital funding which will strengthen its balance sheet and is revising its operating requirements which will result in increased operating cash flows. Management believes that these actions presently being taken will provide the opportunity for PIRC to continue as a going concern.

LEGAL PROCEEDINGS

PIRC is not involved in any legal proceedings and none are threatened or contemplated.

LEGAL MATTERS

Jody M. Walker, Attorney-At-Law, will pass upon any legal matters with respect to the issuance of the securities offered hereby.

EXPERTS

The audited financial statements for the year ended December 31, 2000 included in this offering circular have been so included in reliance on the report of Stark, Winter, Schenkein, Co., LLP, Certified Public Accountants, on the authority of such firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

None of the experts or counsel named in the offering circular is affiliated with the PIRC.

ADDITIONAL INFORMATION

PIRC has filed with the Securities and Exchange Commission, a Regulation A Offering statement on Form 1-A with respect to the securities being offered hereby. This offering circular does not contain all the information contained in such Regulation A offering statement file number, as permitted by the rules and regulations of the Securities and Exchange Commission. The Regulation A offering statement, including exhibits thereto, may be inspected without charge by anyone at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Commission's principal office in Washington, D.C. upon payment of the Commission's charge for copying. For further information with respect to PIRC and the securities being offered hereby, reference is made to the Regulation A offering statement and the exhibits filed as a part thereof.

FINANCIAL STATEMENTS

Private Investors Reserve Corp.
(A Development Stage Company)
Balance Sheet
September 30, 2001
(Unaudited)

Assets	
Current assets:	
Total current assets	$ -
Other assets:	
Prepaid Expenses	46,207
	$ 46,207
Liabilities and stockholders' (deficit)	
Current liabilities:	
Accounts payable	$ 306,714
Bank overdraft	255
Accounts payable - affiliates	27,940
Accrued expenses	35,628
Convertible Note	150,000
	520,537
Stockholders' (deficit)	
Preferred stock, $.001 par value, 20,000,000 shares authorized, none issued or outstanding	-
Common stock, $.001 par value, 100,000,000 shares authorized, 4,181,868 shares issued and outstanding	4,182
Additional paid in capital	1,321,389
Deficit accumulated during the development stage	(1,799,901)
	(474,330)
	$ 46,207

See the accompanying notes to the financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statements of Operations
For the Nine Months Ended September 30, 2000 and 2001
and the Period From Inception (September 2, 1999) to September 30, 2001
(Unaudited)

	9 Months Ended September 30 2000	9 Months Ended September 30 2001	Inception to September 30 2001
Revenue	-	-	-
Operating expenses:			
Selling, general and administrative expenses	846,801	335,973	1,784,735
Interest	-	15,250	25,247
	846,801	351,223	1,809,982
Other income:			
Interest income	9,603	-	10,081
Net (Loss)	$ (837,198)	$ (351,223)	$ (1,799,901)
Per share information - basic and fully diluted:			
Weighted average shares outstanding	3,200,000	3,615,545	3,183,425
Net Income (loss) per share	$ (0.26)	$ (0.10)	$ (0.57)

See the accompanying notes to the financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statements of Cash Flows
For the Nine Months Ended September 30, 2000 amd 2001
and the Period From Inception (September 2, 1999) to September 30. 2001
(Unaudited)

	9 Months Ended September 30, 2000	9 Months Ended September 30, 2001	Inception to September 30, 2001
Cash flows from operating activities:			
Net cash (used in) operating activities	$ (692,857)	$ (153,170)	$ (888,196)
Cash flows from investing activities:			
Net cash used in investing activities:	-	-	-
Cash flows from financing activities:			
Net cash provided by financing activities	459,755	153,133	888,196
Net increase in cash	(233,102)	(37)	-
Beginning - cash balance	233,102	37	-
Ending - cash balance	-	-	-

See the accompanying notes to the financial statements.

(1) Basis Of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information and Item 310(b) of Regulation SB. They do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. For further information, refer to the financial statements of the Company as of December 31, 2000, including notes thereto.

(2) Earnings Per Share

The Company calculates net income (loss) per share as required by SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During the periods presented common stock equivalents, if any, were not considered as their effect would be anti dilutive.

(3) Impairment of Long Lived Assets

Long lived assets and certain identifiable intangibles held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. Management has not identified any impairment losses as of September 30, 2001.

(4) Convertible Note

During April 2001 the Company borrowed $150,000 at an annual interest rate of 6% pursuant to a convertible promissory note. The original maturity date is October 1, 2001 and it may be extended for additional six month periods at the option of the holder provided that the final maturity date may not be extended beyond October 15, 2003. The principle and accrued interest may be converted at the option of the holder into shares of the Company's common stock at a conversion price of $.25 per share through the final maturity date.

(5) Stockholders' Equity

During June 2001 the Company issued 929,868 shares of common stock in exchange for the cancellation of certain notes payable to affiliates aggregating $209,471 plus accrued interest of $22,997.

During the nine months ended September 30, 2001 certain of the officers contributed unpaid salary aggregating $233,000 to the capital of the Company.

During August 2001 the Company issued options to purchase 100,000 shares of common stock at a price of $.25 per share. These options expire during July 2010. In addition, the Company issued 300,000 options to purchase shares of common stock at a price of $1.88 per share. These options

expire during July 2010. In addition, 128,000 options to purchase common stock issued to an officer of the Company at a price of $1.88 per share were cancelled.

(6) Subsequent Event

During December 2001 the Company entered into an agreement with a financial institution for the back end processing of its loan accounts.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Private Investors Reserve Corp.

We have audited the accompanying balance sheet of Private Investors Reserve Corp. (A Development Stage Company) as of December 31, 2000, and the related statements of operations, stockholders' (deficit) and cash flows for the period from inception (September 2, 1999) to December 31, 1999, the year ended December 31, 2000 and the period from inception (September 2, 1999) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Investors Reserve Corp. (A Development Stage Company) as of December 31, 2000, and the results of its operations, and its cash flows for the period from inception (September 2, 1999) to December 31, 1999, the year ended December 31, 2000 and the period from inception (September 2, 1999) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 the Company has been in the development stage since inception. Realization of the Company's assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event that the Company cannot continue in existence.

Stark Tinter & Associates, LLC

Stark Tinter & Associates, LLC

Denver, Colorado
June 11, 2001

Private Investors Reserve Corp.
(A Development Stage Company)
Balance Sheet
December 31, 2000

Assets	
Current assets:	
Cash	$ 37
Total current assets	37
Other assets:	21,707
	$ 21,744
Liabilities and stockholders' (deficit)	
Current liabilities:	
Accounts payable	$ 306,714
Accounts payable - affiliates	25,000
Accrued expenses	329,137
Stockholder advances	209,471
	870,322
Stockholders' (deficit)	
Preferred stock, $.001 par value, 20,000,000 shares authorized, none issued or outstanding	-
Common stock, $.001 par value, 100,000,000 shares authorized, 3,200,000 shares issued and outstanding	3,200
Additional paid in capital	596,900
Deficit accumulated during the development stage	(1,448,678)
	(848,578)
	$ 21,744

See the accompanying notes to the financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statements of Operations
For the Year Ended December 31, 2000, the
Period From Inception (September 2, 1999) to December 31, 1999
and the Period From Inception (September 2, 1999) to December 31, 2000

	Year Ended December 31, 2000	Inception to December 31, 1999	Inception to December 31, 2000
Revenue	$ -	$ -	$ -
Operating expenses:			
Selling, general and administrative expenses	1,354,481	98,726	1,453,207
Interest	5,552	-	5,552
	1,360,033	98,726	1,458,759
Other income:			
Interest income	9,603	478	10,081
Net (Loss)	$ (1,350,430)	$ (98,248)	$ (1,448,678)
Per share information - basic and fully diluted:			
Weighted average shares outstanding	3,200,000	2,360,000	2,990,000
Net (loss) per share	$ (0.42)	$ (0.04)	$ (0.48)

See the accompanying notes to the financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2000, the
Period From Inception (September 2, 1999) to December 31, 1999
and the Period From Inception (September 2, 1999) to December 31, 2000

	Year Ended December 31, 2000	Inception to December 31, 1999	Inception to December 31, 2000
Net (loss)	$ (1,350,430)	$ (98,248)	$ (1,448,678)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:			
Payment of operating expenses by shareholders	74,471	-	74,471
(Increase) decrease in prepaid expenses	18,750	(18,750)	-
(Increase) in other assets	(21,707)	-	(21,707)
Increase in accounts payable	331,714	-	331,714
Increase in accrued expenses	329,137	-	329,137
Net cash (used in) operating activities	(618,065)	(116,998)	(735,063)
Cash flows from investing activities:			
Net cash (used in) investing activities	-	-	-
Cash flows from financing activities:			
Shareholder advances	135,000	-	135,000
Proceeds from stock issuance	250,000	350,100	600,100
Net cash provided by financing activities	385,000	350,100	735,100
Net increase in cash	(233,065)	233,102	37
Beginning - cash balance	233,102	-	-
Ending - cash balance	$ 37	$ 233,102	$ 37
Supplemental cash flow information:			
Cash paid for income taxes	$ -	$ -	$ -
Cash paid for interest	$ -	$ -	$ -
Non cash investing and financing activities:			
Common shares issued for a receivable	$ -	$ 250,000	$ 250,000

See the accompanying notes to the financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statement of Stockholders' (Deficit)
For the Period From Inception (September 2, 1999) to December 31, 2000

	Common Stock		Paid in Capital	Deficit Accumulated During the Development Stage	Total
	Shares	Amount			
Beginning balance	-	$ -	$ -	$ -	$ -
Issuance of common shares at inception	2,000,000	100	-	-	100
Shares sold pursuant to a private placement for cash at $.50 per share	700,000	700	349,300	-	350,000
Shares purchased by an affiliate for cash at $.50 per share	500,000	500	249,500	-	250,000
Adjustment of paid in capital	-	1,900	(1,900)	-	-
Net (loss) for the period	-	-	-	(98,248)	(98,248)
Balance December 31, 1999	3,200,000	3,200	596,900	(98,248)	501,852
Net (loss) for the year	-	-	-	(1,350,430)	(1,350,430)
Balance at December 31, 2000	3,200,000	$ 3,200	$ 596,900	$(1,448,678)	$ (848,578)

See the accompanying notes to the financial statements.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on September 2, 1999 in the State of Delaware. The Company is in the development stage and its intent is to deliver a financial product than enables customers to borrow using mutual funds or other securities as collateral.

Revenue Recognition

The Company recognizes revenue when services are provided.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2000. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued expenses and shareholder advances. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Net Income (Loss) Per Common Share

The Company calculates net income (loss) per share as required by SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses common stock equivalents, if any, are not considered as their effect would be anti dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Information

The Company follows SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information." Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income Taxes

The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Recent Pronouncements

The FASB recently issued Statement No 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company does not expect SFAS No. 133 to have a material impact on its financial statements.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 does not impact the Company's revenue recognition policies.

Note 2. BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. As noted above, the Company is in the development stage and, accordingly, has yet not generated substantial revenues from operations. Since its inception, the Company has been substantially engaged in bringing its product and services to a state of technical feasibility and commercial viability, incurring substantial costs and expenses. As a result, the Company incurred a net losses during the period ended to December 31, 1999 of $98,726 and during the year ended December 31, 2000 of $1,350,430. In addition, the Company's current liabilities exceed its current assets by $870,285 and it has a shareholders' deficit of $848,578 at December 31, 2000. The Company's development activities since inception have been financially sustained by a combination of the sale of equity interests and shareholder advances. The ability of the

Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of operating revenues. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

Note 3. STOCKHOLDERS' (DEFICIT)

At December 31, 2000, the Company's $.001 par value common stock authorized was 100,000,000 shares with 3,200,000 shares issued and outstanding. In addition, there was authorized 20,000,000 shares of undesignated $.001 par value preferred stock.

During January 2000 the Company effected a 20 for 1 forward stock split. All share and per share amounts have been restated to give effect to this split.

At inception, the Company issued 2,000,000 shares of its common stock to its two founders for cash aggregating $100.

During October and November 2000 the Company sold pursuant to a private placement, 700,000 shares of its common stock at $.50 per share for cash aggregating $350,000.

During November 2000 the Company sold 500,000 shares of its common stock to an affiliate at $.50 per share for a note receivable aggregating $250,000. The receivable was collected in 2001.

During April 2000 the Company adopted and employee stock option plan and a non-employee director stock option plan. The maximum number of shares to be issued under each plan is 20 percent of the authorized common stock of the Company. The plans provide that the option price shall be not less than the fair market value of the stock on the date of the grant. No options are outstanding under the non-employee director plan at December 31, 2000.

During October 2000 the Company authorized a private placement for 333,320 shares of Series A convertible preferred stock at $3.00 per share. No shares have been sold pursuant to this offering.

Stock Based Compensation

In conjunction with certain employment contracts (See Note 6) the Company agreed to issue options to purchase 481,000 shares of common stock at an exercise price of $1.88 per share. The options are subject to an adjustment in the exercise price and number of shares to be issued based upon a formula, which includes the assumption that there will be a market for the Company's common stock, of which there can be no assurance.

The Company accounts for stock-based compensation plans by applying APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB 25"). Under APB 25, because the exercise price of the Company's employee stock options approximates the market price of the underlying stock at the date of grant, no compensation cost is recognized.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The fair value of the option grants is estimated on the date of grant utilizing the minimum value method with the following weighted average assumptions for grants during the year ended December 31, 2000: expected life of options of 5 years, expected volatility of 0%, risk-free interest rate of 5.0% and no dividend yield. The weighted average fair value at the date of grant for options granted during the years ended December 31, 2000 was $.00. These results may not be representative of those to be expected in future years.

Under the provisions of SFAS 123, the Company's net (loss) and (loss) per share would not have been effected.

A summary of stock option activity is as follows:

	Number of shares	Weighted-average exercise price	Weighted-average fair value
Balance at December 31, 1999	-	$ -	
Granted at below market value	-	-	
Granted at above market value	481,000	1.88	$ -
Granted at market value	-	-	
Exercised	-	-	
Forfeited	-	-	
Balance at December 31, 2000	481,000	$1.88	

The following table summarizes information about fixed-price stock options at December 31, 2000:

	Outstanding			Exercisable	
Exercise Price	Number Outstanding	Weighted-Average Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.88	481,000	5 years	$1.88	8,333	$1.88

Common stock purchase warrant activity is as follows:

	Number of shares	Weighted-average exercise price
Balance at December 31, 1999	-	-
Granted	14,180	$1.88
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2000	14,180	$1.88

The Company accounts for transactions with individuals other than employees in which goods or services are the consideration received for the issuance of equity instruments in accordance with the provisions of SFAS 123, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Note 4. SHAREHOLDER ADVANCES

During the period from inception to December 31, 2000 one of the Company's founders and one of its officers made cash advances to the Company aggregating $135,000 and paid expenses on behalf of the Company aggregating $74,471. These advances are due on demand and bear interest at 12% per annum. At December 31, 2000 $5,553 in unpaid interest is included in accrued expenses.

In conjunction with the advances, the Company issued 14,180 warrants to purchase common stock at an exercise price of $1.88 per share. The warrants are subject to an adjustment in the exercise price and number of shares to be issued based upon a formula, which includes the assumption that there will be a market for the Company's common stock, of which there can be no assurance.

Note 5. INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes", which requires use of the liability method. FAS 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

Income tax provision at the federal statutory rate	34 %.
Effect of operating losses	(34)%
	-

As of December 31, 2000, the Company has a net operating loss carryforward of approximately $1,400,000. This loss will be available to offset future taxable income. If not used, these carryforwards will expire in 2020. The deferred tax asset relating to the operating loss carryforward has been fully reserved at December 31, 2000.

Note 6. COMMITMENTS

License

During September 1999 the Company entered into a license agreement with Private Investor Reserves, LLC, an affiliated entity. (licensor) The agreement grants the Company an exclusive worldwide license to use the licensor's technology related to certain loans secured by mutual funds or other securities, restricted to non-banking entities, non broker-dealers and to individual consumers. The Company agreed to pay all future costs related to the development of the technology. The royalty for the use of the technology is $5.00 per loan during the year of origination and $1.50 for each subsequent year the loan is outstanding. These amounts are subject to increases based on increases in the Consumer Price Index. The royalty is subject to a minimum of $25,000 during the second year, $50,000 during the third year and $100,000 for each subsequent year. The term of the agreement is for five years with the Company having the right to renew for an additional five years with a $100,000 minimum royalty per year and for an additional seven years after the expiration of the initial renewal term with a $200,000 minimum royalty per year. At December 31, 2000 the royalty fee for the second year of $25,000 remained unpaid and is included in accounts payable – affiliates. The licensor has not indicated what actions it may take related to the non payment of the royalty.

Employment Contracts

During April and May 2000 the Company entered into employment contracts with four officers. The contracts commence beginning April 2000 and end through May 2004. The minimum annual payments required under the contracts are as follows:

Year Ended	Amount
December 31, 2000	$ 430,833
December 31, 2001	$ 466,667
December 31, 2002	$ 331,250
December 31, 2003	$ 300,000
December 31, 2004	$ 100,000

The contracts are subject to increases based on 110% of increases in the Consumer Price index and certain conditional bonus payments.

At December 31, 2000 $323,584 was accrued for unpaid salaries related to these contracts.

In conjunction with these contracts the employees were granted certain stock options as described in Note 3.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida on February 11, 2002.

Private Investor Reserves Corporation

By: ______________________
David Jennings, Acting President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________ Date: 2/11/02
David Jennings
Acting Chief Executive Officer
Director

______________________ Date: ______
James A. Brown
Chief Financial Officer
Controller

______________________ Date: ______
Carson H. Powers
Director

______________________ Date: ______
Christopher C. Flaesch
Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida on February 12, 2002.

Private Investor Reserves Corporation

By:________________________________
David Jennings, Acting President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

________________________________ Date:____________

David Jennings
Acting Chief Executive Officer
Director

James A. Brown ________________________________ Date: 12 Feb 02

James A. Brown
Chief Financial Officer
Controller

________________________________ Date:____________

Carson H. Powers
Director

________________________________ Date:____________

Christopher C. Flaesch
Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida on February ____, 2002.

Private Investor Reserves Corporation

By:______________________________
David Jennings, Acting President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________________ Date:____________
David Jennings
Acting Chief Executive Officer
Director

______________________________ Date:____________
James A. Brown
Chief Financial Officer
Controller

______________________________ Date: 02/11/02
Carson H. Powers
Director

______________________________ Date:____________
Christopher C. Flaesch
Director

Exhibit 6

Escrow Agreement with Presidential Bank

STOCK SUBSCRIPTION ESCROW AGREEMENT

THIS AGREEMENT, dated February 25, 2002, is made by and between PRIVATE INVESTOR RESERVES CORP., a Delaware corporation (the "Company"), and PRESIDENTIAL BANK, FSB ("Presidential"), a federal savings bank.

WHEREAS, Presidential has consented to act as escrow agent (the "Escrow Agent"), subject to the terms and conditions hereinafter set forth;

WHEREAS, in accordance with Regulation A issued pursuant to the Securities Act of 1933, as amended, the Company is offering to the public (the "Public Offering") a minimum of 50,000 and a maximum of 1,000,000 shares of common stock of the Company, $.001 par value per share (the "Stock"), pursuant to the Company's offering statement filed with the Securities and Exchange Commission on October 5th, 2001 (the "Offering Statement") and containing the offering circular (the "Offering Circular");

WHEREAS, the Public Offering is being conducted on a "all or none" basis as to the minimum of 50,000 shares of Stock (the "Minimum Offering") and on an "any and all" basis as to an additional 950,000 shares of Stock, sold in minimum purchases of 1,000 shares;

WHEREAS, the Offering Circular provides that all funds received from investors for subscriptions will be placed into a non-interest bearing escrow account (the "Escrow Account") with the Escrow Agent until such time as the release or return of such funds is required pursuant to Section 5 hereof; and

WHEREAS, it is the intention of the parties that, unless the Escrow Agent receives the form of letter attached hereto as Exhibit A prior to June 30, 2003 (the period between the effective date of the Offering Statement and June 30, 2003 is the "Offering Period"), and there is then a minimum of $250,000 in the Escrow Account, representing subscriptions aggregating at least $250,000 that have been accepted by the Company, all funds received by the Escrow Agent will be returned, without interest, to the subscribers;

NOW, THEREFORE, the parties hereby agree as follows:

1. The Company hereby appoints Presidential as the Escrow Agent hereunder and Presidential hereby accepts such appointment in accordance with the terms and conditions herein set forth. It is understood and agreed that Presidential's duties as Escrow Agent are purely ministerial in nature and that the Escrow Agent shall not be responsible for the performance by the Company of any of the Company's obligations under this Agreement or the Offering Statement.

2. The Company shall notify the Escrow Agent of its acceptance or rejection of subscriptions respecting subscribers. Unless and until written notice of rejection is received by the Escrow Agent, the Escrow Agent may conclusively presume that all subscription payments received by it have been accepted by the Company. On a Closing Date designated by the Company as hereinafter provided, or upon termination of the Offering Period, any subscription

for which the Escrow Agent has not received a notice of rejection shall be conclusively presumed to have been accepted by the Company.

3. The Company shall deliver to the Escrow Agent all funds received from subscribers in payment of subscriptions for shares of Stock from time to time as the Company receives such subscriptions, together with the name, mailing address, and amount received from each subscriber. The Escrow Agent shall accept all funds received by it from the Company (or directly by wire or by check from subscribers), provided that the Escrow Agent shall not deposit funds received respecting any subscription for shares of Stock which the Company has given notice of its rejection, and the Escrow Agent shall promptly return any such payments to the Company, which shall promptly return the same to the subscriber. Where no notice of rejection has been given, the Escrow Agent shall promptly deposit for collection all funds received by it made payable to "Private Investor Reserves Corp. Escrow Account" for subscriptions for shares of Stock, and all funds received by the Escrow Agent which it believes in good faith were intended by the remitter to be so payable, into the non-interest bearing escrow account hereinafter described (such funds, when collected, will be and are hereinafter referred to as the "Proceeds"). The Escrow Agent shall have no duty to solicit any funds with respect to any subscriber nor to determine the propriety of any Proceeds received by it. The Escrow Agent shall hold the Proceeds uninvested and the Escrow Agent shall deposit the same into a non-interest bearing escrow account maintained as a deposit account on its own books to be entitled "Presidential Bank, as Escrow Agent for Private Investor Reserves Corp." (the "Escrow Account"). The Escrow Agent shall have no duty to enforce payment of any check received, and if a check is returned to the Escrow Agent unpaid, the sole duty of the Escrow Agent shall be to forward the returned check to the Company.

4. If the Company rejects or has rejected the subscription of any subscriber for which the Escrow Agent has collected Proceeds and such Proceeds remain in the Escrow Account, then the Escrow Agent, upon receipt of written instructions from the Company, shall promptly remit the amount of such subscriber's funds as are held in the Escrow Account without interest to such subscriber at the address supplied by the Company.

5. The Proceeds to be held in the Escrow Account shall be subject to, and distributed in accordance with, the following provisions:

a. If, prior to or within 30 calendar days after the termination of the Offering Period, the Escrow Agent has received from the Company a letter in the form attached hereto as Exhibit A, appropriately completed, and there is a minimum of $250,000 in the Escrow Account, and, in each case, the subscriptions have been accepted by the Company, then, on a Closing Date specified in the form of the letter attached hereto as Exhibit A, the Escrow Agent shall deliver to the Company by wire transfer or other payment of immediately available funds the specified principal amount of the Proceeds held in the Escrow Account.

b. If the Escrow Agent has received from the Company a letter in the form attached hereto as Exhibit B, then the Escrow Agent shall promptly terminate the Escrow Account and promptly return by check sent via United States first class mail all Proceeds held by it to the respective subscribers in the amount of Proceeds received by the Escrow Agent from persons.

c. In the event the Escrow Agent has not received either Exhibit A or Exhibit B in acceptable form prior to or within 30 calendar days after the termination of the Offering Period, then the Escrow Account shall be closed and all funds promptly returned via mail to subscribers in the manner aforesaid. All funds received by the Escrow Agent after the termination of the Offering Period shall not be collected or deposited by the Escrow Agent, but shall be returned promptly to the subscriber in the form received. This Section 5.c shall survive the resignation of the Escrow Agent or the termination of this Agreement.

d. All funds received by the Escrow Agent on or after the cutoff time for a Closing Date and on or before the termination of the Offering Period (the "Additional Proceeds") shall be collected and deposited by the Escrow Agent into the Escrow Account. Thereafter, on or before the termination of the Offering Period, the Company shall provide the Escrow Agent with a letter in the form attached hereto as Exhibit A, appropriately completed, setting forth the time of the next Closing Date and the respective amounts out of the Additional Proceeds to be paid to the Company. At each such Closing Date, the Escrow Agent shall deliver to the Company such amounts as shall be stated in that letter, to the extent such amounts remain available in the Escrow Account.

e. The Escrow Agent shall be entitled to rely upon any notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity or the service thereof. The Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine. The Escrow Agent shall not have any obligation to release any funds against uncollected checks, according to its usual check collection policies applicable to deposit customers.

f. The Escrow Agent may act in reliance upon any signature believed by it to be genuine and Escrow Agent shall have no duty to make inquiry as to the genuineness of any signatures. The names and true signatures of each individual authorized to act in behalf of the Company hereunder are attached hereto as Exhibit C.

g. The Escrow Agent shall not be obligated to act upon the information contained in any letter purporting to be in the form of Exhibit A or Exhibit B hereto, unless the Escrow Agent determines in good faith that the letter is substantially in proper form and that the information contained therein is internally consistent.

6. a. The Company (herein, the "Indemnitor") agrees to indemnify the Escrow Agent and its officers, agents, directors and stockholders (herein, the "Indemnitees") against, and hold them harmless of and from, any and all loss, liability, cost, damage and expense, including without limitation, reasonable attorneys' fees, which the Indemnitees may suffer or incur by reason of any action, claim or proceeding brought by any third party against the Indemnitees, arising out of or relating in any way to this Agreement or any transaction contemplated by this Agreement, or in the performance of its duties hereunder including, but not limited to any interpleader action brought pursuant to Section 6(d) below, except for gross negligence or willful misconduct of the Escrow Agent. Further, the Company shall indemnify the Escrow Agent for

any loss the Escrow Agent may incur as a result of releasing Proceeds to the Company or to the subscribers, which Proceeds were credited to the Escrow Account as a result of a subsequently dishonored or returned check.

b. The Escrow Agent's duties are only such as are specifically provided herein and no implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall have no responsibility hereunder other than to follow faithfully the instructions herein contained. The Escrow Agent may consult with counsel and shall be fully protected in any actions taken in good faith in accordance with such advice. The Escrow Agent shall be fully protected in acting in accordance with any written instructions given to it hereunder believed by it to have been executed by the proper parties.

c. The Company agrees to pay the Escrow Agent a fee of $750.00 in advance, upon execution of this Agreement, as compensation for the ordinary administrative services to be rendered hereunder and agrees to pay all reasonable expenses of the Escrow Agent, including fees for refund checks respecting any of the Proceeds, but not to exceed $9.00 per check, and the Escrow Agent's reasonable attorney's fees and expenses which it may incur in connection with the performance of its duties under this Agreement or under the indemnity provided in Section 6.a. hereof.

d. It is agreed that, should any dispute arise between either of the parties hereto or should the Escrow Agent be uncertain as to its duties hereunder with respect to the disposition and/or ownership or right of possession of the Escrow Account, or of any portion thereof, the Escrow Agent is authorized and directed to retain in its possession, without liability to anyone, all or any corresponding part of the Proceeds or any other funds which may be held in the Escrow Account, until directed to dispose of such funds pursuant to written instruction of the Company or, at the option of the Escrow Agent, by the final order, decree or judgment of a court or other tribunal of competent jurisdiction in the United States of America, or the Escrow Agent, at its option, may deposit the Proceeds in the registry of a court of competent jurisdiction in a proceeding to which all parties of interest are joined. Upon depositing such funds and filing its complaint and interpleader, the Escrow Agent shall be completely discharged and released from further liability.

e. The Escrow Agent may resign at any time by giving written notice thereof to the Company, but such resignation shall not become effective until a successor escrow agent shall have been appointed and shall have accepted such appointment in writing. If any instrument of acceptance by a successor escrow agent shall not have been delivered to the Escrow Agent within thirty days after the giving of such notice of resignation, the resigning Escrow Agent may, at the expense of the Company, petition any court of competent jurisdiction for the appointment of a successor escrow agent.

f. The provisions of this Section 6 shall survive the resignation of the Escrow Agent or the termination of this Agreement.

7. This Agreement shall be construed in accordance with the laws of the State of Maryland. Any actions to enforce or interpret this Agreement must be brought in any federal or

state court located within the State of Maryland. The parties consent to the exclusive in personam jurisdiction of any court of competent subject matter jurisdiction located in the State of Maryland and consent to service of process by mail in an action commenced in such court. This Agreement may be executed in several counterparts, each one of which shall constitute an original, and all collectively shall constitute but one instrument.

8. Any notice, letter, instruction, consent, or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing signed by an authorized representative of the party giving the same, and shall be sent by hand delivery, by overnight courier service provided it obtains a signature as proof of delivery, or by certified or registered United States mail, postage prepaid, return receipt requested:

a. If to the Escrow Agent, to:

Presidential Bank
4600 East-West Highway
Bethesda, MD 20814
Attn: Custody Dept.

b. If to the Company to:

Private Investor Reserves Corp
125 Chilean Avenue
Palm Beach, FL 33480
Attention: President

9. This Agreement shall terminate upon the termination of the Offering Period, unless previously terminated by fully disbursing all funds in the Escrow Account, except as provided otherwise herein.

IN WITNESS WHEREOF, the parties have duly executed this Stock Subscription Escrow Agreement as of the date first above written.

PRESIDENTIAL BANK, FSB

By: [signature]
Name: A. Bruce Cleveland, President

PRIVATE INVESTOR RESERVES CORP.

By: [signature]
David M. Jennings, President

EXHIBIT A

______________, 200_

Presidential Bank, FSB
4600 East-West Highway
Bethesda, MD 20814
Attention: David L. Erickson, Executive Vice President

RE: Stock Subscription Escrow Agreement dated February 25, 2002, between Presidential Bank and Private Investor Reserves Corp. (the "Agreement")

Dear Sirs:

The conditions to the consummation of the Public Offering and release of Proceeds to the Company have been satisfied, as stated below:

____1. At least 50,000 shares of Stock have been subscribed for and accepted by the Company, and the initial Closing Date will be __________, 200_.

OR

____2. The initial Closing Date has already occurred [and the Offering Period has expired]. Therefore, [another][a final] Closing Date will be __________, 200_, for whatever number of shares of Stock have been subscribed for and accepted by the Company [as of __________, 200_][at the date of the expiration of the Offering Period].

Please make a distribution of funds held in the Escrow Account established under the Agreement and pay Proceeds in the amount of $__________ to the Company [by wire transfer][in immediately available funds] on the Closing Date designated above, as follows:

____

All terms defined in the Agreement shall have the same meanings herein.

Very truly yours,

PRIVATE INVESTOR RESERVES CORP.

By: ______________________________
Name:
Title:

EXHIBIT B

______________, 200_

Presidential Bank, FSB
4600 East-West Highway
Bethesda, MD 20814
Attention: David L. Erickson, Executive Vice President

RE: Stock Subscription Escrow Agreement dated February 21, 2002 between Presidential Bank and Private Investor Reserves Corp. (the "Agreement").

Dear Sirs:

The conditions to the completion of the Public Offering have not been satisfied.

Please terminate the Escrow Account established under the Agreement and pay the full balance in the Escrow Account to the subscribers, as provided in the Agreement. Attached hereto is a list setting forth the name and address of each subscriber and the respective amount to be returned each.

All terms defined in the Agreement shall have the same meanings herein.

Very truly yours,

PRIVATE INVESTOR RESERVES CORP

By: ______________________________
Name:
Title:

EXHIBIT C

The Escrow Agent under the Stock Subscription Escrow Agreement, dated February 25, 2002, between Presidential Bank, FSB, and Private Investor Reserves Corp. (the "Agreement"), is authorized to accept instructions signed or believed by the Escrow Agent to be signed by the following individual(s) on behalf of the Company:

PRIVATE INVESTOR RESERVES CORP (the "Company")

Name	True Signature
David M. Jennings Authorized Representative	[signature]

All terms defined in the Agreement shall have the same meanings herein.

Exhibit 6.1a
First Amendment to Patent License Agreement

FIRST AMENDMENT TO PATENT LICENSE AGREEMENT

This First Amendment to Patent License Agreement, dated as of October 12, 2000, (this "Amendment") is by and between PRIVATE INVESTOR RESERVES, LLC, a limited liability company organized under the laws of the State of Delaware and having a principal place of business of at 2330 South Ocean Boulevard, Palm Beach, Florida 33480 (the "Licensor"), and PRIVATE INVESTOR RESERVES CORPORATION, a Delaware corporation, having a principal place of business of at 2330 South Ocean Boulevard, Palm Beach, Florida 33480 (the "Licensee").

Preliminary Statement

The parties executed a certain Patent License Agreement, dated as of September 21, 1999 (the "License Agreement"), which established certain rights and obligations associated with the Licensee's license of an Invention as described in the License Agreement.

Section 6 of the License Agreement provided, among other things, that the term of the agreement commenced on the effective date and continued for an initial term of five years, renewable at the option of the Licensee for an additional five-year term. The parties wish to extend the optional renewal periods to the end of the term of patent protection (or for a total period of up to seventeen years), upon the terms and conditions specified in this Amendment.

NOW, THEREFORE, considering the foregoing and the exchange of mutual promises as set forth in the License Agreement and this Amendment, the Licensor and Licensee agree as follows:

1. Effect of Amendment. The parties to this Amendment hereby amend and modify the License Agreement in accordance with the terms set forth in this Amendment. To the extent any inconsistencies exist between the terms and provisions of the License Agreement and the terms and provisions of this Amendment, the terms and provisions of this Amendment shall control. To the extent any provision of the License Agreement is not amended or modified by this Amendment, such provision of the License Agreement shall continue in full force and effect. All defined terms shall have the meanings set forth in the License Agreement unless otherwise indicated herein.

2. Section 3.b of the License Agreement is hereby amended and restated in its entirety as follows:

b. Beginning on the date the website is opened to the public for loan origination (and not mere testing), for each loan originated using the system and method of the Invention, Licensee shall pay to Licensor a royalty fee (the "Royalty") in the amount of Five Dollars (U.S. $5.00) per loan in the year that the loan is originated. For each subsequent year, or fraction thereof, that each loan is still outstanding, Licensee shall pay to Licensor a Royalty of One Dollar And Fifty Cents (U.S. $1.50) per loan. During the second and each subsequent year this Agreement is in effect, all Royalty amounts as set forth in this Section 3.b will be increased by an amount equal to the annual published consumer price index as published in the Wall Street Journal (the "CPI"), or equivalent index, if the

CPI is no longer available. Upon commencement of the Initial Renewal Term, the amount of the then-current Royalty will increase by fifty percent (50%). Upon commencement of the Final Renewal Term, the amount of the then-current Royalty will increase by one hundred percent (100%).

3. Section 3.c of the License Agreement is hereby amended and restated in its entirety as follows:

c. Licensee covenants that it will, in good faith commit itself to a thorough, vigorous, and diligent program of commercializing and exploiting the Invention in accordance with the best business customs of the applicable industry or industries, so that full utilization of the Invention will result. As evidence hereof, Licensee agrees to pay to Licensor a minimum annual guaranteed Royalty of Twenty-Five Thousand Dollars ($25,000) at the end of the second calendar year of this Agreement, Fifty Thousand Dollars ($50,000) at the end of the third calendar year of this Agreement, and One Hundred Thousand Dollars ($100,000) at the end of each subsequent calendar year during the remainder of the Term and the Initial Renewal Term. Licensee agrees to pay to Licensor a minimum annual guaranteed Royalty of Two Hundred Thousand Dollars ($200,000) at the end of each calendar year during the Final Renewal Term. The minimum annual guaranteed Royalty shall be increased by the CPI in the same manner as the Royalty rate beginning in the fourth (4th) year and each year thereafter so long as this Agreement continues; provided, however, that no CPI adjustment shall be made at the end of the first year of the Final Renewal Term.

4. Section 6.b of the License Agreement is hereby amended and restated in its entirety as follows:

b. Upon completion of the Term of this Agreement, Licensee has the right to renew for an additional term of five (5) years (the "Initial Renewal Term") on the same terms and conditions as set forth in this Agreement; provided that, at the time of the commencement of the Initial Renewal Term, the Licensee is actively using and exploiting the technology of the Invention, and that the annual Royalties paid by Licensee total at least One Hundred Thousand Dollars ($100,000). Upon completion of the Initial Renewal Term of this Agreement, Licensee has the right to renew for an additional term of seven (7) years (the "Final Renewal Term") on the same terms and conditions as set forth in this Agreement; provided that, at the time of the commencement of the Final Renewal Term, the Licensee is actively using and exploiting the technology of the Invention, and that the annual Royalties paid by Licensee total at least Two Hundred Thousand Dollars ($200,000).

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LICENSOR	LICENSEE
/s/ Carson H. Powers	/s/ David Jennings
Signature	Signature
Carson H. Powers Managing Member	David Jennings President

Exhibit 6.7
Office Lease

OFFICE LEASE

THIS LEASE is made this 1/1/2002, by and between David Jennings., (hereinafter referred to as "Lessor"), and Private Investor Reserves Corp., (hereinafter referred to as "Lessee").

WITNESSETH: That the said Lessor hereby leases and demises unto the said Lessee the following described premises: Esperante Building, 222 Lakeview Ave. #1803, West Palm Beach FL. 33401.

TO HAVE AND TO HOLD the premises from 1/1/2002, for the term of one-year with two one year options to renew thereafter, the said Lessee paying to the Lessor the monthly rent of Two-thousand six-hundred Dollars ($ 2,600.00) being due on 12/15/2001, which said sum has been paid and acknowledged herein, and the remaining payments as follows:

1. The Lessee hereby covenants with the Lessor that the Lessee will pay the rent herein reserved at the times and in the manner aforesaid, and will pay all charges for gas, electricity, and water used on the premises. Should said rent or charges for gas, electricity or water herein provided for at any time remain due and unpaid for a period of ten days after the same shall have become due, the said Lessor may at Lessor's option, consider the said Lessee a tenant at sufferance and immediately re-enter upon the premises and the entire rent for the rental period then next ensuing shall at once be due and payable and may be immediately collected by distress or otherwise. The Lessee will not use or permit the premises to be used for any illegal or improper purposes, nor permit the disturbance, noise or annoyance whatsoever, detrimental to the premises or to the comfort of the other habitants of said building or its neighbors; and will not sublet or assign this lease nor any part thereof without the written consent of the Lessor.

2. The Lessee will keep the interior or the premises, and all windows, doors, fixtures, interior walls, pipes, and other appurtenances, in good and substantial repair and in clean condition, damage by fire or storm excepted; and will exercise all reasonable care in the use of halls, stairs, bathrooms, closets, and other fixtures and parts of the premises used in common with other tenants in said building which may be necessary for the preservation of the property and the comfort of the other tenants; and will also permit the Lessor or Lessor's agents or employees, at all reasonable times, to enter into the premises and inspect the conditions thereof, and make such repairs as may be necessary; and will at the expiration of said term, without demand, quietly and peaceably deliver up the possession of the said premises in good state and condition, damage or destruction by fire or storm excepted.

3. The Lessor hereby covenants with the Lessee upon the performance by the Lessee of the covenants hereinbefore set forth, that the Lessor will, during the continuance of said term, keep all the external parts of the premises in good repair; that in case the said building and premises or any part thereof, shall at any time be destroyed or so damaged by fire or storm as to render same unfit for occupation or use, said Lessor shall have the option to terminate this Lease, or to repair and rebuild the premises refunding the rents hereby reserved, or a fair and just portion thereof, according to the damage sustained, until the said premises are repaired and fit for occupancy and use; and that the Lessee may quietly hold and enjoy the premises without any interruption by the Lessor or any person claiming under the Lessor.

4. The Lessee hereby pledges and assigns to the Lessor all furniture, fixtures, goods and chattels of the Lessee on the premises, as security for the payment of the rent reserved herein and the Lessee agrees that said lien may be enforced by distress, foreclosure or otherwise, at the election of the Lessor; and said Lessee hereby waives all rights of homestead or exemption in said furniture, fixtures, goods and chattels to which the Lessee may be entitled under the Constitution and laws of this State; and in case of the failure of the Lessee to pay the or other charges herein reserved when due, and same is collected by suit or through an attorney, the Lessee agrees to pay the Lessor reasonable attorney's fees, together with all costs incurred. This lease shall bind the Lessor and the Lessee and their respective heirs, assigns, administrators, legal representatives and executors.

5. The parties hereto waive trail by jury and agree to submit to the personal jurisdiction and venue of a court of subject matter jurisdiction located in West Palm Beach County, State of Florida. No action hereunder may be commenced if more than one year after the cause of action giving rise thereto has elapsed.

6. Lessee agrees to pay a Security Deposit of $2,600.00 to secure Lessee's pledge of full compliance with the terms of this agreement, NOTE: SECURITY DEPOSIT MAY NOT BE USED TO PAY RENT UNDER ANY CIRCUMSTANCES!
Any damage not previously reported will be repaired at Lessee's expense with funds other than Security Deposit.

7. Unless specifically disallowed by law, should litigation arise hereunder, service of process therefore may be obtained through certified mail, return receipt requested; the parties hereto waiving any and all rights they may have to object to the method by which service was

perfected.

8. To the extent cognizable at law, the parties hereto, in the event of breach and in addition to any and all other remedies available thereto, may obtain injunctive relief, regardless of whether the injured party can demonstrate that no adequate remedy exists at law.

IN WITNESS WHEREOF, the said parties have hereunto set their hands and seals December 15th, 2001.

Lessor David Jennings

By: James O'Brien

[Lessee]

Title Chief Operating Officer
Private Investor Reserves Corp

Exhibit 10
Consent of Stark Winter Schenkein & Co., LLP

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form 1-A of our report dated June 11, 2001 relating to the financial statements of Private Investor Reserves Corporation as of December 31, 2000 and the reference to our firm under the caption "Experts" in the registration statement.

Stark Winter Schenkein & Co., LLP

Stark Winter Schenkein & Co., LLP
Certified Public Accountants

February 12, 2002
Denver, Colorado

Exhibit 11
Opinion re: Legality and Consent
of Jody M. Walker, Attorney-At-Law

Jody M. Walker
Attorney At Law

7841 S. Garfield Way
Littleton, CO 80122

(303) 850-7637
Fax (303) 220-9902

February 14, 2002

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Dear Sirs:

Re: OPINION RE: LEGALITY AND CONSENT OF COUNSEL TO USE OF NAME IN THE OFFERING CIRCULAR ON FORM 1-A OF PRIVATE INVESTOR RESERVES CORP. AND ANY AMENDMENTS.

I am securities counsel for the above-mentioned company and I have prepared the offering statement on Form 1-A and any amendments. I hereby consent to the inclusion and reference of my name and to a discussion of the opinion in the offering circular and the reproduction of the opinion in an exhibit in the offering statement on Form 1-A and any amendments for Private Investor Reserves Corp.

It is my opinion that the securities of Private Investor Reserves Corp. which are exempt with the Securities and Exchange Commission pursuant to Form 1-A Offering Statement of Private Investor Reserves Corp. have been legally issued and will be, when sold, legally issued, fully paid and non-assessable.

Yours very truly,

Jody M. Walker

Jody M. Walker, Attorney-At-Law